   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         FLEXTRONICS INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            SINGAPORE                       0-23354                    NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF   (COMMISSION FILE NUMBER)    (I.R.S. EMPLOYER IDENTIFICATION
         INCORPORATION)                                                     NO.)

                            ------------------------
                           514 CHAI CHEE LANE #04-13
                            BEDOK INDUSTRIAL ESTATE
                                SINGAPORE 469029
                                 (65) 449-5255
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                MICHAEL E. MARKS
                            CHIEF EXECUTIVE OFFICER
                         FLEXTRONICS INTERNATIONAL LTD.
                           514 CHAI CHEE LANE #04-13
                            BEDOK INDUSTRIAL ESTATE
                                SINGAPORE 469029
                                 (65) 449-5255
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

          GORDON K. DAVIDSON, ESQ.                         DANIEL J. WINNIKE, ESQ.
           DAVID K. MICHAELS, ESQ.                        RICHARD G. COSTELLO, ESQ.
              TRAM T. PHI, ESQ.               HOWARD, RICE, NEMEROVSKI, CANADY, FALK & RABKIN,
             FENWICK & WEST LLP                          A PROFESSIONAL CORPORATION
            TWO PALO ALTO SQUARE                     THREE EMBARCADERO CENTER, 7TH FLOOR
         PALO ALTO, CALIFORNIA 94306                   SAN FRANCISCO, CALIFORNIA 94111

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

                                                   PROPOSED MAXIMUM PROPOSED MAXIMUM
         TITLE OF EACH CLASS             AMOUNT     OFFERING PRICE     AGGREGATE       AMOUNT OF
            OF SECURITIES                TO BE           PER            OFFERING     REGISTRATION
          TO BE REGISTERED            REGISTERED(1)     SHARE(2)        PRICE(2)          FEE
--------------------------------------------------------------------------------------------------
Ordinary Shares, par value S$0.01 per
  share..............................  2,012,500       $26.375        $53,079,688     $16,084.76
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Includes 262,500 shares issuable upon exercise of an option granted by the Company to the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of the Ordinary Shares on the Nasdaq National Market on February 11, 1997.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     The Registration Statement contains two forms of prospectus, one to be used in connection with a United States underwritten offering (the "U.S. Prospectus"), and one to be used in connection with a concurrent international underwritten offering (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The Prospectuses will be identical in all respects except for the front cover page, the section entitled "Underwriting" and the outside back cover page.

     The form of the U.S. Prospectus is included herein and the form of the front cover page, "Underwriting" section and outside back cover page of the International Prospectus are included following the back cover page of the U.S. Prospectus as pages X-1 through X-5.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                    SUBJECT TO COMPLETION FEBRUARY 12, 1997

                           1,750,000 ORDINARY SHARES

                                     [LOGO]

     All of the 1,750,000 Ordinary Shares offered hereby are being sold by Flextronics International Ltd. ("Flextronics" or the "Company"). Of the 1,750,000 Ordinary Shares offered hereby, 1,312,500 shares initially are being offered in the United States and Canada by the U.S. Underwriters and 437,500 shares initially are being offered in a concurrent offering outside the United States and Canada by the International Managers. The public offering price and the underwriting discount per share are identical for both of the offerings. See "Underwriting."

     The Company's Ordinary Shares are quoted on the Nasdaq National Market under the symbol "FLEXF." On February 11, 1997, the last reported sale price for the Ordinary Shares was $26 1/4 per share. See "Price Range of Ordinary Shares."

     SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE ORDINARY SHARES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

                                               Price to     Underwriting    Proceeds to
                                                Public       Discount(1)    Company(2)
-----------------------------------------------------------------------------------------
Per Share...................................        $             $              $
Total(3)....................................        $             $              $
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the U.S. Underwriters and the International Managers and other matters.

(2) Before deducting expenses payable by the Company estimated at $360,000.

(3) The Company has granted to the U.S. Underwriters and the International Managers 30-day options to purchase up to 196,875 and 65,625 additional Ordinary Shares, respectively, in each case solely to cover over-allotments, if any. If these options are exercised in full, the Price to Public will
    total $           , the Underwriting Discount will total $           , and
    the Proceeds to Company will total $           .

      The Ordinary Shares are offered by the U.S. Underwriters and the International Managers subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about
                , 1997.

                            ------------------------

MONTGOMERY SECURITIES
                   COWEN & COMPANY
                                      SALOMON BROTHERS INC
                                                    UBS SECURITIES

             The date of this Prospectus is                , 1997.

                             AVAILABLE INFORMATION

     Flextronics International Ltd. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Company's Ordinary Shares are quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, 9513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance in which a copy of such contract is filed as an exhibit to the Registration Statement, reference is made to such copy, and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company are hereby incorporated by reference into this Prospectus except as superseded or modified herein: (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996; (2) the Company's definitive proxy statement dated June 25, 1996; (3) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1996 and September 30, 1996; (4) the Company's Current Report on Form 8-K as amended on Form 8-K/A for the event reported on April 12, 1995; (5) the Company's Current Report on Form 8-K as amended on Form 8-K/A for the event reported on February 2, 1996; (6) the Company's Current Report on Form 8-K for the event reported on December 13, 1996; and (7) the description of the Company's Ordinary Shares set forth in the Company's Registration Statement on Form 8-A filed with the Commission on January 28, 1994. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Flextronics International Ltd., Investor Relations, 2241 Lundy Avenue, San Jose, California 95131, telephone number (408) 428-1300.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE ORDINARY SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE ORDINARY SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. In this Prospectus, references to "U.S. dollars" and "$" are to United States currency and references to "Singapore dollars" and "S$" are to Singapore currency. Except as otherwise noted, (i) all monetary amounts in this Prospectus are presented in U.S. dollars and (ii) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     Flextronics International Ltd. ("Flextronics" or the "Company") is a leading provider of advanced contract manufacturing services to original equipment manufacturers ("OEMs") in the communications, computer, consumer electronics and medical industries. Flextronics offers a full range of services including product design, printed circuit board ("PCB") fabrication and assembly, materials procurement, inventory management, final system assembly and test, packaging and distribution. The components, subassemblies and finished products manufactured by Flextronics incorporate advanced interconnect, miniaturization and packaging technologies, such as surface mount ("SMT"), multichip module ("MCM") and chip-on-board ("COB"). The Company's strategy is to use its global capabilities and advanced technological expertise to provide its customers with a complete manufacturing solution, highly responsive and flexible service, accelerated time to market and reduced production costs. The Company targets leading OEMs, in growing vertical markets, with which it believes it can establish long-term relationships, and serves its customers on a global basis from its strategically located facilities in North America, Asia and Northern Europe. The Company's customers include Advanced Fibre Communications, Ascend Communications, Braun/ThermoScan, Cisco Systems, Diebold, Harris DTS, Lifescan (a Johnson & Johnson company), Microsoft, Philips Electronics and U.S. Robotics.

     In February 1997, the Company entered into a definitive agreement to acquire from Ericsson Business Networks AB ("Ericsson") 330,000 square feet of manufacturing facilities in Karlskrona, Sweden and related inventory, equipment and other assets (the "Karlskrona Facilities"), for approximately 792 million Swedish kronor (approximately $109.2 million based on exchange rates at January 31, 1997), substantially expanding the Company's Northern European operations. See "Acquisition of Karlskrona Facilities." The Company intends to use the net proceeds of this offering to pay a portion of the purchase price for the Karlskrona Facilities. The Karlskrona Facilities currently assemble PCBs, network switches, cordless base stations and other components for the business communications systems sold by Ericsson. As a part of this transaction, the Company and Ericsson entered into a multi-year purchase agreement under which the Company will manufacture certain of these products for Ericsson. The Company believes that many European OEMs in the telecommunications and other industries are beginning to outsource the manufacture of significant product lines, and that the acquisition of the Karlskrona Facilities positions it to capitalize on this trend. See "Acquisition of Karlskrona Facilities," "Risk Factors -- Risks of Ericsson Transaction" and "Use of Proceeds."

     Since 1994, the Company has substantially expanded its manufacturing capacity, technological capabilities and service offerings, both through acquisitions and internal growth. In fiscal 1994, the Company added U.S. manufacturing capabilities by acquiring Relevant Industries, Inc. ("Relevant"), a final assembly contract manufacturer located in San Jose, California. In fiscal 1995, the Company: acquired nCHIP, Inc. ("nCHIP"), a leader in the design and manufacture of MCMs; added Northern European manufacturing capabilities through the acquisition of Assembly & Automation (Electronics) Ltd. ("A&A"), a contract manufacturer located in the United Kingdom; and opened new facilities in China and Texas. In fiscal 1996, the Company obtained miniature gold-finished PCB fabrication capabilities and expanded its presence in China by acquiring Astron Group Ltd. ("Astron"). In fiscal 1997, the Company: expanded its advanced PCB design capabilities by acquiring Fine Line Printed Circuit Design, Inc. ("Fine Line"); expanded its presence in China by investing in FICO Investment Holding Limited ("FICO"), a producer of plastic injection moldings; and opened an additional manufacturing facility in San Jose, California. The Company is continuing to consolidate and expand its manufacturing operations by developing integrated campuses in Doumen, China and Guadalajara, Mexico and adding facilities in San Jose, California, while closing its plant in Texas and discontinuing manufacturing in Singapore.

                                  THE OFFERING

Ordinary Shares offered by the Company.......  1,750,000 shares
Ordinary Shares to be outstanding after the
  offering...................................  15,374,396 shares(1)
Use of proceeds..............................  Payment of a portion of the purchase price for the Karlskrona Facilities and working capital(2)
Nasdaq National Market symbol................  FLEXF

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   NINE MONTHS ENDED
                                           YEAR ENDED MARCH 31,                      DECEMBER 31,
                            ---------------------------------------------------   -------------------
                             1992       1993       1994       1995     1996(3)      1995     1996(4)
                            -------   --------   --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Statement of Operations
  Data:
  Net sales...............  $80,729   $100,759   $131,345   $237,386   $448,346   $322,645   $362,264
  Operating income
     (loss)...............   (3,222)     1,365      3,835     10,207    (11,775)    15,146     14,152
  Net income (loss).......   (6,518)    (1,228)     2,151      6,156    (17,412)    11,626     10,536
  Net income (loss) per
     share................  $ (0.89)  $  (0.17)  $   0.28   $   0.51   $  (1.39)  $   0.89   $   0.73
  Weighted average
     outstanding Ordinary
     Shares and
     equivalents..........    7,284      7,382      7,730     12,103     12,536     13,130     14,377

                                                                     DECEMBER 31, 1996
                                                        --------------------------------------------
                                                                                      AS ADJUSTED
                                                         ACTUAL    AS ADJUSTED(5)   PRO FORMA(5)(6)
                                                        --------   --------------   ----------------
Balance Sheet Data:
  Working capital.....................................  $ 26,205      $ 69,486          $133,486
  Net property and equipment..........................    71,001        71,001           102,781
  Total assets........................................   217,934       261,215           358,415
  Long-term debt and capital lease obligations,
     excluding current portion........................    28,019        28,019           128,019
  Shareholders' equity................................    83,602       126,818           126,818

---------------
(1) Does not include options outstanding as of December 31, 1996 to acquire 1,795,435 shares with a weighted average exercise price of $17.93 per share, and an additional 299,016 shares reserved for issuance pursuant to the Company's 1993 Share Option Plan.

(2) See "Risk Factors -- Risks of Ericsson Transaction."

(3) In the fourth quarter of fiscal 1996, the Company wrote off $31.6 million of in-process research and development associated with the acquisition of Astron and also recorded charges totaling $2.5 million for costs associated with the closing of one of the Company's Malaysian plants and its Shekou, China operations. Without taking these write-offs and charges into account, the Company's net income and net income per share would have been $16.6 million and $1.25, respectively, in fiscal 1996.

(4) In the third quarter of fiscal 1997, the Company incurred plant closing expenses of $2.3 million in connection with the closing of its Texas facility and the write-off of obsolete equipment at the nCHIP semiconductor fabrication facility.

(5) Adjusted to reflect the sale of the 1,750,000 Ordinary Shares offered by the Company hereby (at an assumed public offering price of $26.25 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company) and the receipt of the net proceeds therefrom. See "Use of Proceeds."

(6) Gives pro forma effect to (i) the acquisition of the Karlskrona Facilities,
    (ii) the incurrence of $100.0 million principal amount of indebtedness by the Company, all of which is assumed to be long-term debt (although the Company is evaluating its financing strategy and may also utilize short-term debt), and (iii) the application of the net proceeds of such indebtedness as well as the sale of Ordinary Shares offered hereby by the Company to pay the purchase price for the Karlskrona Facilities and for working capital, in each case as if such transactions had been consummated on December 31, 1996.

                      ACQUISITION OF KARLSKRONA FACILITIES

     In February 1997, the Company entered into an Asset Transfer Agreement (the "Asset Transfer Agreement") to acquire from Ericsson Business Networks AB two manufacturing facilities located in Karlskrona, Sweden and related inventory, equipment and other assets for approximately $792 million Swedish kronor (approximately $109.2 million based on exchange rates at January 31, 1997) in cash, subject to adjustment based on the net book value of the acquired assets as of the closing date. The Karlskrona Facilities include a 220,000 square foot facility and a 110,000 square foot facility, each of which is ISO 9002 certified. These facilities currently assemble PCBs, network switches, cordless base stations and other components for the business communications systems sold by Ericsson. Approximately 930 Ericsson employees currently based at the Karlskrona Facilities are expected to remain employed at the facilities. In addition, Ronny Nilsson, currently Vice President and General Manager, Supply and Distribution of Ericsson will be appointed President of Flextronics International Sweden AB and Senior Vice President, Europe of the Company at the closing of the transaction. See "Risk Factors -- Risks of Ericsson Transaction."

     The Company, certain of its subsidiaries and Ericsson also entered into a multi-year purchase agreement (the "Purchase Agreement"), under which the Company will manufacture certain products used in Ericsson's business communications systems. The Company believes that, as a result, sales to Ericsson will account for a large portion of its net sales in fiscal 1998. The Karlskrona Facilities' cost of sales and services (including certain overhead allocations) for the year ended December 31, 1996 was 2.14 billion Swedish kronor (approximately $314.7 million based on exchange rates at December 31, 1996). However, there can be no assurance as to the volume of Ericsson's purchases, or the mix of products that it will purchase, from the Karlskrona Facilities in any future period.

     By acquiring the Karlskrona Facilities, the Company substantially increases its worldwide capacity, obtains a strong base in Northern Europe and enhances its position as a contract manufacturer for the telecommunications industry, which is increasingly outsourcing manufacturing. The Company also intends to use the manufacturing resources provided by the Karlskrona Facilities to offer services to other European OEMs, which it believes are beginning to outsource the manufacture of significant product lines.

     The Company intends to use a combination of the proceeds of this offering and debt financing to pay the purchase price for the Karlskrona Facilities. The Company is currently engaged in discussions regarding long-term and short-term credit arrangements, although no assurance can be given as to the availability or terms of any such arrangements. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company anticipates closing the acquisition of the Karlskrona Facilities by April 1, 1997. However, the transition is subject to various closing conditions, including obtaining regulatory approvals, and no assurance can be given as to when, or whether, it will be completed. See "Risk Factors -- Risks of Ericsson Transaction."

     The Company anticipates that it will record a charge to earnings of approximately $3.0 million in the fourth quarter of fiscal 1997, relating to the anticipated costs of separating the Karlskrona Facilities from Ericsson's information systems and implementing a new management information system, as well as transaction costs for the acquisition. The Company expects to reflect the acquired assets on its balance sheet at amounts equal to those used in calculating the purchase price. On a pro forma basis as of December 31, 1996 (and based on exchange rates as of such date), this would have increased the Company's inventories from $45.3 million to $124.6 million, and would have increased its net property and equipment from $71.0 million to $102.8 million. Accounts receivable and cash would not have increased on a pro forma basis as of December 31, 1996. In addition, the Company will not assume any liabilities of Ericsson other than certain accrued compensation obligations, which were $3.3 million as of December 31, 1996 (based on exchange rates on such date). The Company does not expect to account for any portion of the purchase price as an intangible asset, such as goodwill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The foregoing discussion, and discussions elsewhere in this Prospectus relating to the acquisition of the Karlskrona Facilities and the execution of the Purchase Agreement (together, the "Ericsson Transaction") and the benefits that the Company anticipates that it may derive from the Ericsson Transaction, contain forward looking statements. The Company's ability to achieve the anticipated benefits of the Ericsson Transaction is subject to a number of risks. The Purchase Agreement contains certain cost reduction targets and price limitations, and imposes on the Company certain manufacturing quality requirements. The Company has no experience operating in Sweden, which has relatively high manufacturing costs, and there can be no assurance that the Company can achieve acceptable levels of profitability under the Purchase Agreement or reduce costs and prices to Ericsson over time as contemplated by the Purchase Agreement. Further, the Purchase Agreement contains certain financial covenants that must be maintained by the Company, and prohibits the Company from selling or relocating the equipment acquired in the transaction without Ericsson's consent. A material breach by the Company of any of the terms of the Purchase Agreement could allow Ericsson to repurchase the assets conveyed to the Company at the Company's book value or to obtain other relief, including the cancellation of outstanding purchase orders or termination of the Purchase Agreement. Ericsson also has certain rights to be consulted on the management of the Karlskrona Facilities and to approve the use of the Karlskrona Facilities for Ericsson's competitors, or for other customers where such use might adversely affect Ericsson's access to production capacity at the facilities. In addition, without Ericsson's consent, the Company may not enter into certain transactions that could adversely affect its ability to continue to supply products and services to Ericsson under the Purchase Agreement or its ability to reduce costs and prices to Ericsson. See "Risk Factors -- Risks of Ericsson Transaction."

                                  THE COMPANY

     Flextronics is incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"). The Company's principal executive offices are located at 514 Chai Chee Lane #04-13, Bedok Industrial Estate, Singapore 469029, and its telephone number is (65) 449-5255. The address of the Company's principal U.S. office is 2241 Lundy Avenue, San Jose, California 95131, and its telephone number is (408) 428-1300. "Flextronics" is a trademark of Flextronics. This Prospectus also contains trademarks of other companies. Flextronics prepares its consolidated financial statements in U.S. dollars.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Ordinary Shares offered hereby. The discussion in this Prospectus contains certain forward-looking statements, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

RISKS OF ERICSSON TRANSACTION

     While the Company has entered into the Asset Transfer Agreement with Ericsson to acquire the Karlskrona Facilities from Ericsson, it has not consummated this transaction, and consummation is subject to certain conditions precedent, including obtaining Swedish regulatory approvals, the receipt of specified legal assurances, and the absence of certain adverse changes. Although the Company anticipates closing this transaction by April 1, 1997, and the Asset Transfer Agreement provides for a closing by no later than May 2, 1997, no assurance can be given as to when, or whether, the Ericsson Transaction will be completed. The Company intends to use the net proceeds from this offering to pay a portion of the purchase price of the Karlskrona Facilities. If the Ericsson Transaction is not consummated, the Company intends to use such proceeds for working capital and general corporate purposes, including the planned expansion of its operations in Doumen, China and San Jose, California. See "Use of Proceeds." The Company also intends to incur a substantial amount of indebtedness to pay a portion of the purchase price of the Karlskrona Facilities, which will increase its interest expense in future periods. There can be no assurance as to the availability or terms of such indebtedness.

     The Ericsson Transaction represents a significant expansion of the Company's operations, and entails a number of risks. In particular, the Karlskrona Facilities have operated as captive manufacturing facilities for Ericsson, and will now be used as an integrated part of the Company's ongoing manufacturing operations. This will require optimizing production lines, separating the Karlskrona Facilities' management information systems from those of Ericsson and implementing new management information systems, implementing the Company's operating systems, and assimilating and managing existing personnel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Employees." The difficulties of this integration may be further complicated by the geographical distance of the Karlskrona Facilities from the Company's current operations in Asia and the United States. In addition, the Ericsson Transaction will increase the Company's expenses and working capital requirements, and place burdens on the Company's management resources. In the event the Company is unsuccessful in integrating these operations, the Company would be materially adversely affected.

     As a result of the Ericsson Transaction, the Company expects that sales to Ericsson will represent a large portion of its net sales. Ericsson has not previously been a substantial customer of the Company. There can be no assurance that the Company will not encounter difficulties in meeting Ericsson's expectations as to product quality, timeliness and cost reductions. If Ericsson's requirements exceed the volume anticipated by the Company, the Company may be unable to meet these requirements on a timely basis. The Company's inability to meet Ericsson's volume, quality, timeliness and cost requirements, and to quickly resolve any issues with Ericsson, could have a material adverse effect on the Company and its results of operations. There can be no assurance that Ericsson will purchase a sufficient quantity of products from the Company to meet the Company's expectations or that the Company will utilize a sufficient portion of the capacity of the Karlskrona Facilities to achieve profitable operations. The Company may seek to use the Karlskrona Facilities to manufacture products for third parties. The Company has no commitments by any third party to purchase manufacturing services to be provided at the Karlskrona Facilities, and no assurance can be given that the Company will be successful in marketing and providing manufacturing services to third parties from the Karlskrona Facilities. Ericsson also has certain rights to be consulted on the management of the Karlskrona Facilities and to approve the use of the Karlskrona Facilities for Ericsson's competitors, or for other customers where such use might adversely affect Ericsson's access to production capacity at the facilities. The Company has no experience operating in Sweden, which has relatively high manufacturing costs, and there can be no assurance that the Company can achieve acceptable levels of profitability, or reduce costs and prices to Ericsson over time as contemplated by the Purchase Agreement. In addition, no assurances can be given as to the Company's ability to expand manufacturing capacity at the Karlskrona Facilities. See "Acquisition of Karlskrona Facilities."

MANAGEMENT OF EXPANSION AND CONSOLIDATION

     The Company is currently experiencing a period of rapid expansion through both internal growth and acquisitions, with net sales increasing from $80.7 million in fiscal 1992 to $448.3 million in fiscal 1996. In addition to its recent acquisitions, the Company may from time to time pursue the acquisition of other companies, assets or product lines that complement or expand its existing business. There can be no assurance that the Company's historical growth will continue or that the Company will successfully manage the integration of the acquired operations. Expansion has caused, and is expected to continue to cause, strain on the Company's infrastructure, including its managerial, technical, financial and other resources. To manage further growth, the Company must continue to enhance financial controls and hire additional engineering and sales personnel. Continued growth will also require increased investments to enhance management information systems capabilities and to add manufacturing capacity. The Company may experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. There can be no assurance that the Company will be able to manage its expansion effectively, and a failure to do so could have a material adverse effect on the Company's results of operations. In addition, the Company's results of operations would be adversely affected if its new facilities do not achieve growth sufficient to offset increased expenditures associated with expansion.

     Expansion through acquisition and internal growth has contributed to the Company's incurring significant accounting charges and experiencing volatility in its operating results. In the fourth quarter of fiscal 1996, the Company reported a substantial loss as a result of the write-off of in-process research and development charges related to the Astron acquisition and closure of a facility in Malaysia and a facility in China. In the third quarter of fiscal 1997, the Company reported charges associated with the closure of its manufacturing facilities in Texas and the write-off of obsolete equipment at the nCHIP semiconductor fabrication facility. There can be no assurance that the Company will not continue to experience volatility in its operating results or incur write-offs in connection with its expansion efforts.

ACQUISITIONS

     Acquisitions involve a number of risks in addition to those described under "Management of Expansion and Consolidation" that could adversely affect the Company, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of the acquired companies. The Company may not have had any experience with technologies, processes and markets involved with the acquired business and accordingly may lack the management and marketing experience that will be necessary to successfully operate and integrate the business. The successful operation of an acquired business will require communication and cooperation in product development and marketing among senior executives and key technical personnel. Given the inherent difficulties involved in completing a major business combination, there can be no assurance that such cooperation will occur or that integration of the respective businesses will be successful and will not result in disruption in one or more sectors of the Company's business. In addition, there can be no assurance that the Company will retain key technical, management, sales and other personnel, that the market will favorably view the Company's entry into a new industry or market or that the Company will realize any of the other anticipated benefits of the acquisition. No assurance can be given that any past or future acquisition by the Company will not materially adversely affect the Company or that any such acquisition will enhance the Company's business.

CUSTOMER CONCENTRATION; DEPENDENCE ON ELECTRONICS INDUSTRY

     A small number of customers are currently responsible for a significant portion of the Company's net sales. In fiscal 1996, the Company's five largest customers accounted for approximately 52.0% of net sales, and in the nine months ended December 31, 1996 its five largest customers accounted for approximately 49.4% of net sales. Approximately 14.1% of Flextronics' net sales for fiscal 1996, and 13.8% of its net sales for the nine months ended December 31, 1996, were derived from sales to Lifescan (a Johnson & Johnson company). Flextronics anticipates that a small number of its customers will continue to account for a large portion of its net sales as it focuses on strengthening and broadening relationships with leading OEMs. After consummation of the Ericsson Transaction, the Company expects that sales to Ericsson will represent a significant portion of its net sales. See "Risk Factors -- Risks of Ericsson Transaction."

     The composition of the group comprising the Company's largest customers has varied from year to year, and there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of one or more major customers, would have a material adverse effect on the Company's results of operations. The Company generally does not obtain firm long-term volume purchase commitments from its customers, and over the past few years has experienced reduced lead-times in customer orders. In addition, customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of canceled, delayed, or reduced contracts with new business cannot be assured. These risks are exacerbated because a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. The factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.

     Credit terms are extended to customers after performing credit evaluations, which continue throughout a customer's contract period. Credit losses have occurred in the past, and no assurances can be given that credit losses, which could be material, will not occur in the future. The Company's concentration of customers increases the risk that any credit loss would have a material adverse effect on the Company's results of operations.

VARIABILITY OF CUSTOMER REQUIREMENTS AND OPERATING RESULTS

     Contract manufacturers must provide increasingly rapid product turnaround and respond to ever-shorter lead times. The Company generally does not obtain long-term purchase orders but instead works with its customers to anticipate the volume of future orders. In certain cases, the Company will procure components without a customer commitment to pay for them, and the Company must continually make other significant decisions for which it is responsible, including the levels of business that it will seek and accept, production schedules, personnel needs and other resource requirements. A variety of conditions, both specific to the individual customer and generally affecting the industry, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would adversely affect the Company's results of operations. On occasion, customers may require rapid increases in production, which can stress the Company's resources and reduce margins. Although the Company has increased its manufacturing capacity, there can be no assurance that the Company will have sufficient capacity at any given time to meet its customers' demands if such demands exceed anticipated levels.

     In addition to the variability resulting from the short-term nature of its customers' commitments, other factors have contributed, and may contribute in the future to significant periodic and quarterly fluctuations in the Company's results of operations. These factors include, among other things: timing of orders; volume of orders relative to the Company's capacity; customers' announcements, introductions and market acceptance of new products or new generations of products; evolution in the life cycles of customers' products; timing of expenditures in anticipation of future orders; effectiveness in managing manufacturing processes; changes in cost and availability of labor and components; product mix; and changes or anticipated changes in economic conditions. In addition, the Company's revenues are adversely affected by the observance of local holidays during the fourth fiscal quarter in Malaysia and China and the reduction in orders by certain customers in the fourth fiscal quarter reflecting a seasonal slowdown following the Christmas holiday.

     Expansion through acquisition and internal growth has contributed to the Company's incurring significant accounting charges and to volatility in its operating results. In the fourth quarter of fiscal 1996, the Company reported a substantial loss as a result of the write off of in-process research and development charges related to the Astron acquisition and closure of facilities in Malaysia and China. In the third quarter of fiscal 1997, the Company reported charges associated with the closure of its manufacturing facilities in Texas and the write-off of obsolete equipment at the nCHIP semiconductor fabrication facility.

     The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's Ordinary Shares. In future periods, the Company's revenue or results of operations may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary Shares would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

RAPID TECHNOLOGICAL CHANGE

     The markets in which the Company's customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. These conditions frequently result in short product life cycles. The Company's success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which are new and untested. If technologies or standards supported by customers' products become obsolete or fail to gain widespread commercial acceptance, the Company's business may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has made substantial investments in developing advanced interconnect technological capabilities. See "Business -- Services." These capabilities, primarily MCMs, miniature gold-finished PCBs and epoxy molding conductive compounds, currently account for a relatively small portion of the overall market for electronic interconnect products. The ability of the Company to achieve desired operating results will depend upon the extent to which customers design, manufacture and adopt systems based on these advanced technologies. There can be no assurance that the Company will be able to develop and exploit these technologies successfully. In addition, there can be no assurance that the Company will be able to exploit new technologies as they are developed or to adapt its manufacturing processes, technologies and facilities to address emerging customer requirements.

COMPETITION

     The electronics contract manufacturing industry is extremely competitive and includes hundreds of companies, several of whom have achieved substantial market share. The Company competes against numerous domestic and foreign contract manufacturers, and current and prospective customers also evaluate the Company's capabilities against the merits of internal production. In addition, in recent years the electronics contract manufacturing industry has attracted a significant number of new entrants, including large OEMs with excess manufacturing capacity, and many existing participants have substantially expanded their manufacturing capacity by expanding their facilities and adding new facilities. In the event of a decrease in overall demand for contract manufacturing services, this increased capacity could result in substantial pricing pressures, which could adversely affect the Company's operating results. The Company believes there are more than 30 contract manufacturers with annual revenues above $100.0 million. Certain of the Company's competitors, including Solectron Corporation and SCI Systems, have substantially greater manufacturing, financial, research and development and marketing resources than the Company. The Company believes that the principal competitive factors in the segments of the contract manufacturing industry in which it operates are cost, technological capabilities, responsiveness and flexibility, delivery cycles, location of facilities, product quality and range of services available. Failure to satisfy any of the foregoing requirements could materially adversely affect the Company's competitive position.

RISK OF INCREASED TAXES

     The Company has structured its operations in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. If these tax incentives are not renewed upon expiration, if the tax rates applicable to the Company are rescinded or changed, or if tax authorities successfully challenge the manner in which profits are recognized among the Company's subsidiaries, the Company's taxes would increase and its results of operations and cash flow would be adversely affected. Substantially all of the products manufactured by the Company's Asian subsidiaries are sold to U.S.-based customers. While the Company believes that profits from its Asian operations are not sufficiently connected to the U.S. to give rise to U.S. federal or state income taxation, there can be no assurance that U.S. tax authorities will not challenge the Company's position or, if such challenge is made, that the Company would prevail in any such dispute. If the Company's Asian profits became subject to U.S. income taxes, the Company's worldwide effective tax rate would increase and its results of operations and cash flow would be adversely affected. The expansion by the Company of its operations in North America and Northern Europe may increase its worldwide effective tax rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Provision for Income Taxes."

RISKS OF INTERNATIONAL OPERATIONS

     The Company's executive offices are located in Singapore and the United States and the Company has substantial manufacturing operations located in Singapore, Malaysia, China, the United States and the United Kingdom. In addition, the Company is acquiring substantial manufacturing operations in Sweden and is developing a manufacturing campus in Mexico, countries in which the Company has never manufactured products. The geographical distances between Asia, the United States and Europe create a number of logistical and communications challenges. Because of the location of manufacturing facilities in a number of countries, the Company is affected by economic and political conditions in those countries, including fluctuations in the value of currency, duties, possible employee turnover, labor unrest, less developed infrastructure, longer payment cycles, greater difficulty in collecting accounts receivable, the burdens and costs of compliance with a variety of foreign laws and, in certain parts of the world, political instability. Changes in policies by the U.S. or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises could also have a material adverse effect on the Company. The Company could also be adversely affected if the current policies encouraging foreign investment or foreign trade by its host countries were to be reversed. In addition, the attractiveness of the Company's services to its U.S. customers is affected by U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations. For example, trade preferences extended by the United States to Malaysia in recent years were not renewed in 1997.

     In particular, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties in China, where the Company is substantially expanding its operations. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, China does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors.

CURRENCY FLUCTUATIONS

     While Flextronics transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a portion of Flextronics' costs are denominated in other currencies such as Singapore dollars, Hong Kong dollars, Malaysian ringgit, British pounds sterling and Chinese renminbis. After consummation of the Ericsson Transaction, the Company expects that a significant portion of its business also will be conducted in Swedish kroner. Changes in the relation of these and other currencies to the U.S. dollar will affect the Company's cost of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. The Company has historically not actively engaged in substantial exchange rate hedging activities and unless such activities are successfully implemented, the Company will be subject to significantly greater exchange rate fluctuation risk following the Ericsson Transaction. There can be no assurance that the Company will implement any hedging techniques or that if it does so, that such techniques will be successful.

LIMITED AVAILABILITY OF COMPONENTS

     A substantial majority of the Company's net sales are derived from turnkey manufacturing in which the Company is responsible for procuring materials, so the Company typically bears the risk of component price increases. At various times there have been shortages of certain electronics components, including DRAMs, memory modules, logic devices, ASICs, laminates, specialized capacitors and integrated circuits in bare-die form. Component shortages could result in manufacturing and shipping delays or higher prices which could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL AND SKILLED EMPLOYEES

     The Company's success depends to a large extent upon the continued services of key managers. The loss of such personnel could have a material adverse effect on the Company. The Company's business also depends upon its ability to continue to recruit, train and retain skilled and semi-skilled employees, particularly administrative, engineering and sales personnel. There is intense competition for skilled and semi-skilled employees, particularly in the San Jose, California market, and the Company's failure to recruit, train and retain such employees could adversely affect the Company's results of operations. The Company's ability to successfully integrate the Karlskrona Facilities also depends in part on its ability to retain existing employees at these facilities.

ENVIRONMENTAL COMPLIANCE RISKS

     The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during its manufacturing process. The Company manufactures substrates for its MCMs on its semiconductor fabrication line in California, and is expanding its PCB fabrication operations in China. Proper handling, storage and disposal of the metals and chemicals used in such manufacturing processes are important considerations in avoiding environmental contamination. Although the Company believes that its facilities are currently in material compliance with applicable environmental laws, and it monitors its operations to avoid violations arising from human error or equipment failures, there can be no assurances that violations will not occur. In the event of a violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could also be subject to revocation of its effluent discharge permits. Any such revocations could require the Company to cease or limit production at one or more of its facilities, thereby having a material adverse effect on the Company's operations. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could have a material adverse effect on the Company's operations.

INTELLECTUAL PROPERTY CLAIMS

     The Company relies on a combination of patent, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect its intellectual property. The Company seeks to protect certain of its technology under trade secret laws, which afford only limited protection. There can be no assurance that any of the Company's pending patent applications will be issued or that intellectual property laws will protect the Company's intellectual property rights. In addition, there can be no assurance that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to obtain and use information that the Company regards as proprietary. Furthermore, there can be no assurance that others will not independently develop similar technology or design around any patents issued to the Company.

     The Company may in the future be notified that it is infringing certain patent or other intellectual property rights of others, although there are no such pending lawsuits against the Company or unresolved notices that it is infringing intellectual property rights of others. No assurance can be given that in the event of such infringement, licenses could be obtained on commercially reasonable terms, if at all, or that litigation will not occur. The failure to obtain necessary licenses or other rights or the occurrence of litigation arising out of such claims could materially adversely affect the Company's business.

INCREASED LEVERAGE

     In connection with the acquisition of the Karlskrona Facilities, the Company will incur approximately $100.0 million in additional indebtedness which will result in an increase in the Company's ratio of long-term debt and capital lease obligations to total capitalization at December 31, 1996 from approximately 25.1% to approximately 50.2% on a pro forma basis. As a result of this additional indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company will be leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond the Company's control.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     Certain provisions of the Companies Act and the Singapore Code on Takeovers and Mergers could make it more difficult for a third party to acquire control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for Ordinary Shares of the Company. Certain of such provisions impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. See "Description of Capital Shares -- Takeovers."

VOLATILITY OF MARKET PRICE OF ORDINARY SHARES

     The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies and that have often been unrelated to or disproportionately impacted by the operating performance of such companies. There can be no assurance that the market for the Ordinary Shares will not be subject to similar fluctuations. Factors such as fluctuations in the operating results of the Company, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may have a significant effect on the market prices of the Company's securities, including the Ordinary Shares.

                        ENFORCEMENT OF CIVIL LIABILITIES

     The Company is incorporated in Singapore under the Companies Act. Certain of its directors and executive officers (and certain experts named in this Prospectus) reside in Singapore. All or a substantial portion of the assets of such persons, and a substantial portion of the assets of the Company (other than its U.S. subsidiaries), are located outside the United States. As a result, it may not be possible for persons purchasing Ordinary Shares to effect service of process within the United States upon such persons or the Company or to enforce against them, in the United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by its Singapore legal advisors, Allen & Gledhill, that there is doubt as to the enforceability in Singapore, either in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Ordinary Shares offered hereby are estimated to be approximately $43.3 million. Such net proceeds, together with net proceeds to the Company of anticipated debt financing, will be used to pay the purchase price of the Karlskrona Facilities. To the extent that the net proceeds from the sale of the Ordinary Shares offered hereby, together with the net proceeds from such anticipated debt financing, exceed the amount of the purchase price of the Karlskrona Facilities, the Company intends to use such excess proceeds for working capital and general corporate purposes, including the planned expansion of its operations in Doumen, China and San Jose, California. Pending such uses, the Company will invest the net proceeds of this offering in investment-grade, short-term, interest-bearing securities. While the Company has entered into an agreement with Ericsson to acquire the Karlskrona Facilities, it has not consummated this transaction, and the consummation of the Ericsson Transaction is subject to certain conditions precedent. If the Ericsson Transaction is not consummated, the Company intends to use such proceeds for working capital and general corporate purposes, including the planned expansion of its operations in Doumen, China and San Jose, California. See "Risk Factors -- Risks of Ericsson Transaction."

                                   DIVIDENDS

     Since inception, the Company has not declared or paid any cash dividends on its Ordinary Shares, and the Company's current loan agreements prohibit the payment of cash dividends without the lenders' prior consent. The Company anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business.

                         PRICE RANGE OF ORDINARY SHARES

     The Company's Ordinary Shares are traded on the Nasdaq National Market under the symbol "FLEXF." The following table shows the high and low closing sales prices of the Company's Ordinary Shares since the beginning of the Company's 1995 fiscal year.

                                                                           HIGH     LOW
                                                                           ----     ----
    Fiscal 1995
      First Quarter......................................................  $ 14     $8 3/4
      Second Quarter.....................................................  15 1/2      9
      Third Quarter......................................................  16 1/4   12 3/4
      Fourth Quarter.....................................................    18       13
    Fiscal 1996
      First Quarter......................................................  $21 7/8  $13 1/2
      Second Quarter.....................................................  26 3/4   21 3/4
      Third Quarter......................................................    30       21
      Fourth Quarter.....................................................  35 3/4   25 3/4
    Fiscal 1997
      First Quarter......................................................  $ 39     $ 25
      Second Quarter.....................................................  28 1/4     17
      Third Quarter......................................................  37 1/4     21
      Fourth Quarter (through February 11, 1997).........................  29 7/8   23 5/8

     On February 11, 1997, the closing sales price of the Ordinary Shares was $26.25 per share.

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of December 31, 1996, as adjusted to give effect to the application of the estimated net proceeds from the sale by the Company of the 1,750,000 Ordinary Shares offered hereby at an assumed public offering price of $26.25 per share, and pro forma to give further effect to the assumed incurrence of $100.0 million principal amount of long-term indebtedness by the Company in connection with the acquisition of Karlskrona Facilities.

                                                                DECEMBER 31, 1996
                                                 -----------------------------------------------
                                                                                   AS ADJUSTED
                                                  ACTUAL      AS ADJUSTED(1)     PRO FORMA(1)(2)
                                                 --------     --------------     ---------------
                                                                 (IN THOUSANDS)
    Long-term debt, less current portion.......  $ 18,985        $ 18,985           $ 118,985
    Capital lease obligations, less current
      portion..................................     9,034           9,034               9,034
    Shareholders' equity:
      Ordinary Shares, S$0.01 par value;
         100,000,000 shares authorized,
         13,581,791 shares issued and
         outstanding, 15,331,791 shares issued
         and outstanding as adjusted...........        87              99                  99
      Additional paid-in capital...............    94,652         137,921             137,921
      Accumulated deficit......................   (11,137)        (11,137)            (11,137)
                                                 --------        --------
              Total shareholders' equity.......  $ 83,602        $126,883           $ 126,883
                                                 ========        ========
              Total capitalization.............  $111,621        $154,902           $ 254,902
                                                 ========        ========

---------------
(1) Adjusted to reflect the sale of the 1,750,000 Ordinary Shares offered hereby (at an assumed public offering price of $26.25 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company) and the receipt of the net proceeds therefrom. See "Use of Proceeds."

(2) Gives pro forma effect to the incurrence of $100.0 million principal amount of indebtedness by the Company, all of which is assumed to be long-term debt (although the Company is evaluating its financing strategy and may also utilize short-term debt), net proceeds of which are expected to be used, together with the net proceeds from the sale of the Ordinary Shares offered hereby to pay the purchase price for the Karlskrona Facilities, in each case as if such transactions had been consummated on December 31, 1996.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of the Company as of and for each of nine months ended December 31, 1995 and 1996 and the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996. The selected financial data set forth below as of March 31, 1995 and 1996 and for the fiscal years ended March 31, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company which have been audited by Ernst & Young, independent auditors, whose report thereon is included elsewhere herein. The selected financial data set forth below as of March 31, 1992, 1993 and 1994 and for the fiscal years ended March 31, 1992 and 1993 have been derived from audited financial statements not included in this Prospectus. The selected financial data as of December 31, 1996 and for the nine months ended December 31, 1995 and 1996 is derived from the unaudited financial statements of the Company for such periods. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been made. These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto and other financial data included elsewhere herein.

                                                                                                               NINE MONTHS ENDED
                                                                       YEAR ENDED MARCH 31,                      DECEMBER 31,
                                                       ----------------------------------------------------   -------------------
                                                         1992       1993       1994     1995(1)    1996(2)      1995     1996(3)
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................................  $ 80,729   $100,759   $131,345   $237,386   $448,346   $322,645   $362,264
  Cost of sales......................................    73,361     91,794    117,392    214,865    406,457    293,461    325,827
                                                        -------   --------   --------   --------   --------   --------   --------
    Gross profit.....................................     7,368      8,965     13,953     22,521     41,889     29,184     36,437
  Selling, general and administrative expenses.......     7,252      7,131      8,667     11,468     18,587     13,255     19,101
  Research and development...........................     2,737         81        202         91     31,562         --         --
  Goodwill and intangible amortization...............       399        388        419        755      1,061        783        863
  Provision for plant closings.......................       202         --        830         --      2,454         --      2,321
                                                        -------   --------   --------   --------   --------   --------   --------
    Operating income (loss)..........................    (3,222)     1,365      3,835     10,207    (11,775)    15,146     14,152
  Interest expense and other, net....................     2,898      2,329      1,376      1,043      1,846      1,121      1,450
  Merger expenses....................................        --         --         --        816         --         --         --
  Income (loss) from joint venture...................        --         --        (70)      (729)        --         --         --
                                                        -------   --------   --------   --------   --------   --------   --------
    Income (loss) before income taxes................    (6,120)      (964)     2,389      7,619    (13,621)    14,025     12,702
  Provision for income taxes.........................       398        264        654      1,463      3,791      2,399      2,166
  Extraordinary gain.................................        --         --        416         --         --         --         --
                                                        -------   --------   --------   --------   --------   --------   --------
    Net income (loss)................................  $ (6,518)  $ (1,228)  $  2,151   $  6,156   $(17,412)  $ 11,626   $ 10,536
                                                        =======   ========   ========   ========   ========   ========   ========
  Net income (loss) per share........................  $  (0.89)  $  (0.17)  $   0.28   $   0.51   $  (1.39)  $   0.89   $   0.73
                                                        =======   ========   ========   ========   ========   ========   ========
  Weighted average Ordinary Shares and equivalents
    used in per share calculations...................     7,284      7,382      7,730     12,103     12,536     13,130     14,377

                                                                                   MARCH 31,                        DECEMBER 31,
                                                               --------------------------------------------------   -------------
                                                                1992      1993       1994       1995       1996         1996
                                                               -------   -------   --------   --------   --------   -------------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)....................................  $   856   $(1,201)  $ 30,669   $ 33,425   $ 27,676     $  26,205
Total assets.................................................   41,734    52,430    103,129    116,117    214,588       217,934
Long-term debt and capital lease obligations, less current
  portion....................................................    7,514    17,243      4,755      6,890     28,360        28,419
Shareholders' equity (deficit)...............................   (1,040)   (2,256)    46,703     57,717     70,779        83,602

---------------
(1) In January 1995, the Company acquired nCHIP in exchange for an aggregate of 2,450,000 Ordinary Shares in a transaction accounted for as a pooling of interests. Accordingly, the financial data presented for each fiscal period includes the historical results of nCHIP.

(2) In the fourth quarter of fiscal 1996, the Company wrote off $31.6 million of in-process research and development associated with the acquisition of Astron and also recorded charges totaling $2.5 million for costs associated with the closing of one of the Company's Malaysian plants and its Shekou, China operations. Without taking these write-offs and charges into account, the Company's net income and earnings per share would have been $16.6 million and $1.25, respectively, in fiscal 1996.

(3) In the third quarter of fiscal 1997, the Company incurred plant closing expense of $2.3 million in connection with the closing of its Texas facility and the write-off of obsolete equipment at the nCHIP semiconductor fabrication facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The matters discussed below and elsewhere herein contain forward-looking statements regarding the future performance of the Company and future events. These matters involve risks and uncertainties that could cause actual results to differ materially from the statements contained herein. In addition to the matters discussed below, see "Risk Factors" for information relating to such risks and uncertainties.

OVERVIEW

     The Company was organized in Singapore in 1990 to acquire the Asian contract manufacturing operations and certain U.S. design, sales and support operations of Flextronics, Inc., which had been in the contract manufacturing business since 1982. In recent years, the Company has substantially expanded its manufacturing capacity, technological capabilities and service offerings, through both acquisitions and internal growth. See "Risk Factors -- Management of Expansion and Consolidation," "Risk Factors -- Acquisitions" and Note 13 of Notes to Consolidated Financial Statements.

     In March 1994, the Company acquired Relevant, a San Jose-based contract manufacturer, for approximately $4.0 million in cash. In January 1995, the Company acquired nCHIP in exchange for an aggregate of approximately 2,450,000 Ordinary Shares in a transaction accounted for as a pooling of interests. Currently, the Company is engaged in negotiations to sell nCHIP's semiconductor wafer fabrication facilities to a third party. See "Results of Operations -- Provision for Plant Closings." In April 1995, the Company acquired A&A, a contract manufacturer located in the United Kingdom, for a total consideration of $2.9 million in cash and 66,908 Ordinary Shares.

     In February 1996, the Company acquired Astron in exchange for total consideration of $45.6 million consisting of (i) $13,440,605 in cash, (ii) $15.0 million in 8% promissory notes, ($10.0 million of which are payable in February 1997 and $5.0 million of which are payable in February 1998), (iii) 238,864 Ordinary Shares issued at closing and (iv) Ordinary Shares with a value of $10.0 million to be issued on June 30, 1998. The Company is also required to pay an earnout of up to an additional $12.5 million in cash and Ordinary Shares on or about March 31, 1997, based on the pre-tax profit of Astron for the year ended December 31, 1996. In addition, the Company has agreed to pay a consulting and non-compete fee of $15.0 million to Stephen J. L. Rees on June 30, 1998 conditioned upon his remaining employed as Chairman of Astron through that time. This amount will be expensed when paid. In the fourth quarter of fiscal 1996, the Company wrote off $31.6 million of in-process research and development related to the acquisition of Astron.

     In November 1996, the Company acquired Fine Line in exchange for 223,321 Ordinary Shares in a pooling of interests transaction. In December 1996, the Company acquired 40% of FICO for $5.2 million. Of this, the Company paid $3.0 million in December 1996, and the remaining amount is due in April 1997. The Company also obtained an option to purchase the remaining 60% interest of FICO in 1998 for a price that is dependent on the financial performance of FICO for the period ending December 31, 1997.

     In February 1997, the Company entered into the Asset Transfer Agreement with Ericsson, under which the Company agreed to purchase the Karlskrona Facilities for approximately 792 million Swedish kronor (approximately $109.2 million based on exchange rates at January 31, 1997), to be financed with the net proceeds from this offering and anticipated debt financing. See "Use of Proceeds" and "-- Liquidity and Capital Resources." In connection with this transaction, the Company anticipates that it will record a charge to earnings of approximately $3.0 million in the fourth fiscal quarter of fiscal 1997, relating to the anticipated costs of separating the Karlskrona Facilities from Ericsson's management information systems and implementing a new management information system, as well as transaction costs for the acquisition. See "Acquisition of Karlskrona Facilities" and "Risk Factors -- Risks of Ericsson Transaction."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of net sales.

                                                                                     NINE MONTHS
                                                         FISCAL YEAR ENDED              ENDED
                                                             MARCH 31,              DECEMBER 31,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1995      1996
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales......................................   89.4      90.5      90.7      91.0      90.0
                                                     -----     -----     -----     -----     -----
  Gross profit.....................................   10.6       9.5       9.3       9.0      10.0
Selling, general and administrative expenses.......    6.6       4.9       4.2       4.1       5.3
Research and development...........................    0.2        --       7.0        --        --
Goodwill and intangible assets amortization........    0.3       0.3       0.2       0.2       0.2
Provision for plant closings.......................    0.6        --       0.5        --       0.6
                                                     -----     -----     -----     -----     -----
  Operating income (loss)..........................    2.9       4.3      (2.6)      4.7       3.9
Interest expense and other, net....................    1.0       0.5       0.4       0.4       0.4
Merger expenses....................................     --       0.3        --        --        --
Income (loss) from joint venture...................   (0.1)     (0.3)       --        --        --
                                                     -----     -----     -----     -----     -----
  Income (loss) before income taxes................    1.8       3.2      (3.0)      4.3       3.5
Provision for income taxes.........................    0.5       0.6       0.9       0.7       0.6
Extraordinary gain.................................    0.3        --        --        --        --
                                                     -----     -----     -----     -----     -----
  Net income (loss)................................    1.6%      2.6%     (3.9%)     3.6%      2.9%
                                                     =====     =====     =====     =====     =====

  Net Sales

     Net sales for the nine months ended December 31, 1996 increased 12.3% to $362.3 million from $322.6 million for the nine months ended December 31, 1995. The increase was primarily due to new customers in the computer and communications industries, such as Microsoft, US Robotics and Advanced Fibre Communications, and the inclusion of sales of Astron after it was acquired in February 1996. This increase was partially offset by reduced sales to certain existing customers, including Visioneer, Apple Computer, Logitech and Houston Tracker Systems. The Company believes that the reduction in sales to these customers was primarily due to reductions in these customers' sales to end-users. See "Risk Factors -- Rapid Technological Change."

     Net sales in fiscal 1996 increased 88.8% to $448.3 million from $237.4 million in fiscal 1995. This increase was primarily due to: increased sales to existing customers, including Lifescan (a Johnson & Johnson company), Visioneer, Microcom and Global Village Communications; sales to new customers in the computer and medical industries, such as Apple Computer and Braun/ThermoScan; and inclusion of the sales of A&A and Astron after they were acquired in April 1995 and February 1996, respectively. This was partially offset by a significant decline in sales to IBM due to IBM's efforts to consolidate more of its manufacturing business internally.

     Net sales in fiscal 1995 increased 80.8% to $237.4 million from $131.3 million in fiscal 1994. This increase was primarily the result of higher sales to existing customers, including Lifescan (a Johnson & Johnson company), IBM and Interbold, and sales to new customers in the consumer electronics industries such as Phonex, International Components Corporation and Global Village Communications.

Gross Profit

     Gross profit varies from period to period and is affected by, among other things, product mix, component costs, product life cycles, unit volumes, startup, expansion and consolidation of manufacturing facilities, pricing, competition and new product introductions. Gross profit margin increased to 10.0% for the nine months ended December 31, 1996 as compared to 9.0% for the nine months ended December 31, 1995. The increase was mainly due to higher sales in the first two quarters of the year resulting in better labor and overhead absorption, and the inclusion of Astron's printed circuit board business which has historically had a relatively higher gross profit margin than the Company. This benefit was partially offset by underutilization of the nCHIP semiconductor fabrication facility, and of the Company's Texas facility, which is being closed, and related inventory write-offs. See "-- Provision for Plant Closings." Gross margins may be adversely effected in the short term as the Company commences production in new facilities, including the Karlskrona Facilities, and may also be adversely affected by the relatively high cost of manufacturing in Sweden.

     Gross profit margin declined slightly to 9.3% in fiscal 1996 as compared to 9.5% in fiscal 1995, mainly due to the additional costs associated with new manufacturing facilities in Texas and China that were opened in the fourth quarter of fiscal 1995 and the expansion of the nCHIP semiconductor fabrication facility. The decrease in gross profit margin was also attributable to a reduction in certain selling prices in order to remain competitive.

     Gross margin decreased to 9.5% in fiscal 1995 as compared to 10.6% in fiscal 1994, principally as a result of sales to new customers, which typically entail higher expenses and lower margin initially, as well as a decline in nCHIP's results of operations.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the nine months ended December 31, 1996 increased to $19.1 million from $13.3 million in the nine months ended December 31, 1995 and increased as a percentage of net sales from 4.1% to 5.3%. The increase in absolute dollars and as a percentage was principally due to the inclusion of Astron's selling, general and administrative expenses after its acquisition in February 1996; increased corporate salaries and bonuses; increased sales and marketing expense; and travel and legal expenses related to recent acquisitions.

     Selling, general and administrative expenses in fiscal 1996 increased to $18.6 million from $11.5 million in fiscal 1995, but decreased as a percentage of net sales to 4.2% in fiscal 1996 from 4.9% in fiscal 1995. The increase in absolute dollars was principally due to costs associated with the expanded facilities in China and Texas, increased sales personnel and market research activities in the United States and the inclusion of A&A's and Astron's selling, general and administrative expenses after their acquisitions in April 1995 and February 1996, respectively.

     Selling, general and administrative expenses in fiscal 1995 increased to $11.5 million from $8.7 million in fiscal 1994, but decreased as a percentage of net sales to 4.9% in fiscal 1995 from 6.6% in fiscal 1994. The increase in absolute dollars was principally due to costs associated with increases in corporate administrative expenses and provision for doubtful accounts, the inclusion of Relevant's selling, general and administrative expenses, and provision for severance payments to certain nCHIP personnel.

Goodwill and Intangible Assets Amortization

     Goodwill and intangible assets are amortized on a straight line basis. Goodwill and intangible amortization for the nine months ended December 31, 1996 increased to $863,000 from $783,000 for the nine months ended December 31, 1995, and increased to $1.1 million in fiscal 1996 from $755,000 in fiscal 1995, primarily due to the Company's acquisitions of A&A and Astron. Goodwill and intangible amortization increased to $755,000 in fiscal 1995 from $419,000 in fiscal 1994 due to the acquisition of Relevant.

Provision for Plant Closings

     As the Company has implemented its facilities consolidation strategy, it has incurred expenses for plant closings in fiscal 1996 and the nine months ended December 31, 1996. In the nine months ended December 31, 1996, the Company incurred plant closing expense of $2.3 million in connection with the closing of its Texas facility and the write-off of obsolete equipment at the nCHIP semiconductor fabrication facility. The Texas facility had been primarily dedicated to production for Global Village Communications and Apple Computer, to whom the Company does not anticipate making substantial sales in future periods. In addition, during this period, the Company began negotiations to sell the nCHIP semiconductor fabrication facility to a third party. In the fourth quarter of fiscal 1997, the Company expects to incur expenses of approximately $2.0 million in connection with its planned shift of manufacturing operations from Singapore to lower cost manufacturing locations.

     In the fourth quarter of fiscal 1996, the Company recorded charges totalling $2.5 million for costs associated with the closing of one of the Company's Malaysian plants and its Shekou, China operations. Production from the Shekou facility was moved to the Company's plant in Xixiang, China. Without taking this provision into account, the Company's net income and earnings per share in fiscal 1996 would have been $16.6 million and $1.25, respectively. The $2.5 million provision included a $1.0 million provision for inventory exposure and $1.3 million associated with the write-off of certain obsolete equipment.

Research and Development

     In the fourth quarter of fiscal 1996, the Company wrote off $31.6 million of in-process research and development ("In-Process R&D") related to the acquisition of Astron. The Company engaged Duff & Phelps Capital Markets Co. ("DPCM") to determine the fair market value of Astron's In-Process R&D, and DPCM determined the valuation to be between $31.0 million and $37.0 million.

Interest Expense and Other, Net

     Interest expense and other, net increased to $1.5 million for the nine months ended December 31, 1996 from $1.1 million for the nine months ended December 31, 1995, mainly due to indebtedness incurred in order to finance the Astron acquisition, offset in part by a successful insurance claim. The Company expects its interest expense to increase substantially as a result of the indebtedness which it expects to incur to finance a portion of the purchase price for the Karlskrona Facilities.

     Interest expense and other, net increased to $1.8 million in fiscal 1996 from $1.0 million in fiscal 1995. The increase reflects interest incurred in connection with additional indebtedness used to finance the cash portion of the A&A and Astron acquisitions, to purchase machinery and equipment for capacity expansion and to finance the Company's working capital requirements. The Company recorded an unrealized foreign exchange gain of $872,000 in fiscal 1996 compared to a foreign exchange loss of $303,000 in fiscal 1995 due to a weaker Malaysian ringgit and Singapore dollar. See "Risk Factors -- Currency Fluctuations."

     Interest expense and other, net decreased to $1.0 million in fiscal 1995 from $1.4 million in fiscal 1994. The decrease reflects lower interest expense during this period as a result of the repayment of long term bank debt in March 1994, repayment of short-term advances in April 1994, and higher income earned on cash balances for the first six months of fiscal 1995.

Income (Loss) from Joint Venture

     Flextracker, the joint venture with Houston Tracker Systems ("HTS") in which the Company previously owned a 49% interest, commenced operations in June 1993. The Company initially contributed $2.5 million for a 49% interest in Flextracker and HTS contributed $2.6 million for the remaining 51% interest. In April 1994, the Company and HTS each loaned $1.0 million to Flextracker. In December 1994, the Company acquired all of the net assets of Flextracker (except the $1.0 million loan made by HTS to Flextracker) for approximately $3.3 million. According to the equity method of accounting, the Company previously did not recognize revenue from sales by Flextracker, but based on its ownership interest recognized 49% of the net income or loss of the joint venture. Due to start-up costs and manufacturing inefficiencies, the Company recognized a loss of $729,000 and $70,000 associated with its interest in Flextracker in fiscal 1995 and fiscal 1994, respectively.

Merger Expenses

     In January 1995, the Company acquired nCHIP and recorded a one-time non-operating charge of approximately $816,000.

Provision for Income Taxes

     The Company is structured as a holding company, conducting its operations through manufacturing and marketing subsidiaries in Singapore, Malaysia, Hong Kong, Mauritius, China, the United Kingdom, the United States and the Netherlands. Each of these subsidiaries is subject to taxation in the country in which it has been formed. The Company's Asian manufacturing subsidiaries have at various times been granted certain tax relief in each of these countries, resulting in lower taxes than would otherwise be the case under ordinary tax rates. See Note 7 of Notes to Consolidated Financial Statements.

     The Company's consolidated effective tax rate for any given period is calculated by dividing the aggregate taxes incurred by each of the operating subsidiaries and the holding company by the Company's consolidated pre-tax income. Losses incurred by any subsidiary or by the holding company are not deductible by the entities incorporated in other countries in the calculation of their respective local taxes. For example, the charge for the closing of one plant in Malaysia in fiscal 1996 was incurred by a Malaysian subsidiary that did not have income against which this charge could be offset. The ordinary corporate tax rates for calendar 1996 were 26%, 16.5% and 15% in Singapore, Hong Kong and China, respectively, and 30% on manufacturing operations in Malaysia. In addition, the tax rate is de minimis in Labuan, Malaysia and Mauritius where the Company's offshore marketing and distribution subsidiaries are located.

     The Company's consolidated effective tax rate was 17.1% for the nine months ended December 31, 1996 and 19.2% in fiscal 1995. The provision for plant closings of $2.5 million and the $31.6 million write-off of In-Process R&D in fiscal 1996 resulted in aggregate net losses for that year, but the Company incurred taxes on the profitable operations of certain of its subsidiaries. If the provision for plant closings and In-Process R&D write-off are excluded, the Company's fiscal 1996 consolidated effective tax rate would have been 18.6%.

     The Company has structured its operations in Asia in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. The Company's Singapore subsidiary was granted an investment allowance incentive in respect of approved fixed capital expenditures subject to certain conditions. These allowances have been utilized to reduce its taxable income since fiscal 1991, and were fully utilized at the end of fiscal 1996. If the Singapore subsidiary sells, leases or disposes of assets in respect of which investment allowances have been granted before July 31, 1997, the amount of income previously exempted from Singapore tax will then become taxable at the standard corporate tax rate of 26.0%. The Company's investments in its plants in Xixiang and Doumen, China fall under the "Foreign Investment Scheme" that entitles the Company to apply for a five year tax incentive. The Company obtained the incentive for the Doumen plant in December 1995 and the Xixiang plant in October 1996. With the approval, the Company's tax rates on income from these facilities during the incentive period will be 0% in years 1 and 2 and 7.5% in years 3 through 5, commencing in the first profitable year. In fiscal 1993, the Company transferred its offshore marketing and distribution functions to a newly formed marketing subsidiary located in Labuan, Malaysia, where the tax rate is de minimus. In February 1996, the Company transferred Astron's sales and marketing business to a newly formed subsidiary in Mauritius, where the tax rate is 0%. The Company's Malaysian manufacturing subsidiary has obtained a five-year pioneer certificate from the relevant authority that provides a tax exemption on manufacturing income from certain products in Johore, Malaysia. To date, this incentive has had a limited impact on the Company due to the relatively short history of its Malaysian operations and its tax allowances and losses carry forward. The Company's facility in Shekou, China, which was closed in fiscal 1996, was located in a "Special Economic Zone" and was an approved "Product Export Enterprise" that qualified for a special corporate income tax rate of 10.0%.

     If tax incentives are not renewed upon expiration, if the tax rates applicable to the Company are rescinded or changed, or if tax authorities challenge successfully the manner in which profits are recognized among the Company's subsidiaries, the Company's worldwide effective tax rate would increase and its results of operations and cash flow would be adversely affected. Substantially all of the products manufactured by the Company's Asian subsidiaries are sold to U.S.-based customers. While the Company believes that profits from its Asian operations are not sufficiently connected to the U.S. to give rise to U.S. federal or state income taxation, there can be no assurance that U.S. tax authorities will not challenge the Company's position or, if such challenge is made, that the Company would prevail in any such dispute. If the Company's Asian profits became subject to U.S. income taxes, the Company's worldwide effective tax rate would increase and its results of operations and cash flow would be adversely affected. In addition, the expansion by the Company of its operations in North America and Northern Europe may increase its worldwide effective tax rate. See "Risk Factors -- Risk of Increased Taxes."

Extraordinary Gain

     The extraordinary gain of $416,000 in fiscal 1994 represents the forgiveness of accrued interest on the Company's outstanding subordinated debt, the principal amount of which was converted into equity in December 1993.

Variability of Results

     The Company has experienced, and expects to continue to experience, significant periodic and quarterly fluctuations in results of operations due to a variety of factors. These factors include, among other things: timing of orders; volume of orders relative to the Company's capacity; customers' announcements, introductions and market acceptance of new products or new generations of products; evolution in the life cycles of customers' products; timing of expenditures in anticipation of future orders; effectiveness in managing manufacturing processes; changes in cost and availability of labor and components; product mix; and changes or anticipated changes in economic conditions. In addition, the Company's revenues are adversely affected by the observance of local holidays during the fourth fiscal quarter in Malaysia and China and the reduction in orders by certain customers in the fourth fiscal quarter reflecting a seasonal slowdown following the Christmas holiday. The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's Ordinary Shares. In future periods, the Company's revenue or results of operations may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary Shares would likely be materially adversely affected.

BACKLOG

     The Company's backlog was $181.9 million at December 31, 1996 and $196.3 million at December 31, 1995. Backlog consists of contracts or purchase orders with delivery dates scheduled within the next six months. Because of the timing of orders, delivery intervals, customer and product mix and the possibility of customer changes in delivery schedules, the Company's backlog as of any particular date may not be indicative of actual sales for any succeeding period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations from cash generated from operations, bank debt, lease financing of capital equipment and the proceeds of public offerings of equity securities. At December 31, 1996, the Company had cash balances totaling $13.6 million, outstanding bank borrowings of $5.7 million, and an aggregate of $42.3 million available for borrowing under its credit facilities.

     Net cash provided by operating activities was $40.1 million for the nine months ended December 31, 1996, comprised primarily of net income, depreciation, provision for plant closings and decreases in accounts receivable. Net cash used for operating activities was $10.9 million for the nine months ended December 31, 1995, primarily due to increases in inventory and decreases in accounts payable.

     Net cash used for operating activities was $710,000 and $3.4 million for fiscal 1996 and 1995, respectively. Cash provided by operating activities for fiscal 1996 was comprised primarily of net income (adjusted to exclude In-Process R&D write-off and provision for plant closings) of $16.6 million, depreciation, amortization and allowance for doubtful accounts and obsolescence. Cash used for operating activities in fiscal

1996 was primarily comprised of increases in accounts receivable and inventories reflecting higher sales. Cash provided by operating activities for fiscal 1995 was comprised primarily of net income, depreciation, amortization, allowance for doubtful debts and the loss from the Flextracker joint venture. Cash used for operating activities for fiscal 1995 was comprised mainly of an increase in accounts receivable and inventories.

     Accounts receivable, net of allowance for doubtful accounts, decreased to $67.2 million at December 31, 1996 from $78.1 million at March 31, 1996. The decrease in accounts receivable was mainly due to improved collection of accounts receivable during the nine months ended December 31, 1996. Inventories decreased to $45.3 million at December 31, 1996 from $52.6 million at March 31, 1996. The Company's allowance for doubtful accounts increased to $4.3 million at December 31, 1996 from $3.6 million at March 31, 1995. The Company's allowance for inventory obsolescence increased to $5.9 million at December 31, 1996 from $4.6 million at March 31, 1996. The increases in the allowances for both doubtful accounts and inventory obsolescence were due to the increase in sales in the nine month period. See "Risk Factors -- Customer Concentration; Dependence on Electronics Industry."

     Net cash used for investing activities during the nine months ended December 31, 1996 was $20.1 million which consisted primarily of expenditures for: the construction in progress at the new campus in Doumen, China; machinery and equipment in the San Jose, California and Xixiang, China facilities; the purchases of land in Guadalajara, Mexico and San Jose, California; and the investment in FICO. Net cash used for investing activities during the nine months ended December 31, 1995 was $21.6 million which consisted primarily of purchases of machinery and equipment in the Company's manufacturing facilities located in Texas, California and Xixiang, China.

     Net cash used for investing activities during fiscal 1996 was $29.0 million which consisted primarily of $15.8 million of expenditures for machinery and equipment in the Company's manufacturing facilities located in Texas, California and Xixiang, China as well as payment of $15.2 million for the cash portion of the A&A and Astron acquisitions (net of cash acquired). Net cash used for investing activities for fiscal 1995 was $10.2 million which consisted mainly of purchases of property and equipment in three Asian plants and payment for the acquisition of the net assets of Flextracker.

     Net cash used for financing activities was $12.9 million for the nine months ended December 31, 1996 and consisted primarily of repayment of bank loans and capital lease obligations. Net cash provided by financing activities was $36.1 million for the nine months ended December 31, 1995 and consisted primarily of net proceeds from the issuance of share capital and borrowings from banks. Bank borrowings decreased from $14.4 million at March 31, 1996 to $5.7 million at December 31, 1996 as the Company repaid bank loans using cash provided by the operating activities.

     Net cash provided by financing activities was $31.6 million in fiscal 1996, consisting primarily of $22.3 million from the sale of 1,000,000 Ordinary Shares and net bank borrowings of $12.3 million. Net cash used for financing activities was $10.8 million for fiscal 1995, consisting primarily of repayment of bank borrowings and notes payable, offset in part by proceeds from the sale of Ordinary Shares and increased capital lease financing.

     The Company presently anticipates that its capital expenditures in the fourth quarter of fiscal 1997 will be approximately $5.0 million to $7.0 million (excluding the purchase price for the Karlskrona Facilities) and anticipate that its capital expenditures in fiscal 1998 will be approximately $20.0 million to $35.0 million, primarily relating to the development of new and expanded facilities in San Jose, California, Guadalajara, Mexico, and Doumen, China. In addition, the Company will be required to expend cash in the fourth quarter of fiscal 1997 and in fiscal 1998 pursuant to the terms of the Astron acquisition. The Company will be required to make principal payments of $10.0 million and $5.0 million in February 1997 and February 1998, respectively, pursuant to the terms of notes issued by it in connection with the Astron acquisition, and will be required to pay an earnout of up to an additional $12.5 million in cash and Ordinary Shares on or about March 31, 1997, based on the pre-tax profit of Astron for the year ended December 31, 1996. The Company is also required to make a $15.0 million payment in cash and Ordinary Shares to Stephen J. L. Rees on June 30, 1998, conditioned upon his remaining employed as Chairman of Astron through that time. The Company believes that existing cash balances, together with anticipated cash flow from operations and amounts available under its existing and anticipated credit facilities, will be sufficient to fund its operations (other than the Ericsson Transaction) through fiscal 1998.

     To finance the Ericsson Transaction, the Company intends to use a combination of the net proceeds of this offering and anticipated long-term and short-term financing arrangements, and is engaged in discussions with lenders regarding such financing arrangements. No assurance can be given as to the availability or terms of any such financing arrangements. See "Risk
Factors -- Risks of Ericsson Transaction" and " -- Increased Leverage."

                                    BUSINESS

     The Company is a leading provider of advanced contract manufacturing services to OEMs in the communications, computer, consumer and medical electronics industries. Flextronics offers a full range of services including product design, PCB fabrication and assembly, materials procurement, inventory management, final system assembly and test, packaging and distribution. The components, subassemblies and finished products manufactured by Flextronics incorporate advanced interconnect, miniaturization and packaging technologies, such as SMT, MCM and COB technologies. The Company's strategy is to use its global and advanced technological expertise to provide its customers with a complete manufacturing solution, highly responsive and flexible service, accelerated time to market and reduced production costs. The Company targets leading OEMs in growing vertical markets with which it believes it can establish long-term relationships, and serves its customers on a global basis from its strategically located facilities in North America, Asia and Northern Europe. The Company's customers include Advanced Fibre Communications, Ascend Communications, Braun/ThermoScan, Cisco Systems, Diebold, Harris DTS, Lifescan (a Johnson & Johnson company), Microsoft, Philips Electronics and U.S. Robotics.

INDUSTRY OVERVIEW

     Many OEMs in the electronics industry are increasingly utilizing contract manufacturing services in their business and manufacturing strategies, and are seeking to outsource a broad range of manufacturing and related engineering services. Outsourcing allows OEMs to take advantage of the manufacturing expertise and capital investments of contract manufacturers, thereby enabling OEMs to concentrate on their core competencies. According to an independent industry study, these trends and overall growth in OEMs' markets have resulted in a compound annual growth rate in the electronics contract manufacturing industry of over 30% from 1992 through 1996, to approximately $60 billion, and is expected to grow to approximately $110 billion by 1999. OEMs utilize contract manufacturers to:

        Reduce Production Costs. The competitive environment for OEMs requires that they achieve a low-cost manufacturing solution, and that they quickly reduce production costs for new products. Due to their established manufacturing expertise and infrastructure, contract manufacturers can frequently provide OEMs with higher levels of responsiveness, increased flexibility and reduced overall production costs than in-house manufacturing operations. The production scale, infrastructure, purchasing volume and expertise of leading contract manufacturers can further enable OEMs to reduce costs earlier in the product life cycle.

        Accelerate Time to Market. Rapid technological advances and shorter product life cycles require OEMs to reduce the time required to bring a product to market in order to remain competitive. By providing engineering services, established infrastructure and advanced manufacturing expertise, contract manufacturers can help OEMs shorten their product introduction cycles.

        Access Advanced Manufacturing and Design Capabilities. As electronic products have become smaller and more technologically advanced, manufacturing processes have become more automated and complex, making it increasingly difficult for OEMs to maintain the design and manufacturing expertise necessary to remain competitive. Contract manufacturers enable OEMs to gain access to advanced manufacturing facilities, packaging technologies and design expertise.

        Focus Resources. Because the electronics industry is experiencing increased competition and technological change, many OEMs are focusing their resources on activities and technologies where they add the greatest value. Contract manufacturers that offer comprehensive services allow OEMs to focus on their core competencies.

        Reduce Investment. As electronic products have become more technologically advanced, internal manufacturing has required significantly increased investment for working capital, capital equipment, labor, systems and infrastructure. Contract manufacturers enable OEMs to gain access to advanced, high volume manufacturing capabilities without making the capital investments required for internal production.

        Improve Inventory Management and Purchasing Power. OEMs are faced with increasing challenges in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. Contract manufacturers' inventory management expertise and volume procurement capabilities can reduce OEM production and inventory costs, helping them respond to competitive pressures and increase their return on assets.

        Access Worldwide Manufacturing Capabilities. OEMs are increasing their international activities in an effort to lower costs and access foreign markets. Contract manufacturers with worldwide capabilities are able to offer such OEMs a variety of options on manufacturing locations to better address their objectives regarding costs, shipment location, frequency of interaction with manufacturing specialists and local content requirements of end-market countries. In addition, OEMs in Europe and other international markets are increasingly recognizing the benefits of outsourcing.

STRATEGY

     The Company's objective is to enhance its position as a leading provider of advanced contract manufacturing and design services to OEMs worldwide. The Company's strategy to meet this objective includes the following key elements:

        Leverage Global Presence. The Company has established a manufacturing presence in the world's major electronics markets -- Asia, North America and Europe -- in order to serve the increasing outsourcing needs of regional OEMs and to provide the global capabilities required by larger OEMs. The Company is substantially increasing overall capacity by developing manufacturing campuses in China and Mexico, expanding its operations in San Jose, California and acquiring the Karlskrona Facilities in Sweden. By increasing the scale and the scope of the services offered in each site, the Company believes that it can better address the needs of leading OEMs that are increasingly seeking to outsource high volume production of advanced products.

        Provide a Complete Manufacturing Solution. The Company believes that OEMs are increasingly requiring a wider range of advanced services from contract manufacturers. Building on its integrated engineering and manufacturing capabilities, the Company provides its customers with services ranging from initial product design and development and prototype production to final product assembly and distribution to OEMs' customers. The Company believes that this provides greater control over quality, delivery and cost, and enables the Company to offer its customers a complete cost-effective solution.

        Provide Advanced Technological Capabilities. Through its continuing investment in advanced packaging and interconnect technologies (such as MCM, COB and miniature gold-finished PCB capabilities), as well as its investment in advanced design and engineering capabilities (such as those offered by Fine Line), the Company is able to offer its customers a variety of advanced design and manufacturing solutions. In particular, the Company believes that its ability to meet growing market demand for miniaturized electronic products will be critical to its ongoing success, and has developed and acquired a number of innovative technologies to address this demand.

        Accelerate Customers' Time to Market. The Company's engineering services group provides integrated product design and prototyping services to help customers accelerate their time to market for new products. By participating in product design and prototype development, the Company often reduces the costs of manufacturing the product. In addition, by designing products to improve manufacturability and by participating in the transition to volume production, the Company believes that its engineering services group can greatly accelerate the time to volume production. By working closely with its suppliers and customers throughout the design and manufacturing process, the Company can enhance responsiveness and flexibility, increase manufacturing efficiency and reduce total cycle times.

        Increase Efficiency Through Logistics. The Company is streamlining and simplifying production logistics at its large, strategically located facilities to decrease the costs associated with the handling and managing of materials. The Company plans to incorporate suppliers of custom components in its facilities in China and Mexico, to further reduce material and transportation costs. The Company also intends to establish warehousing capabilities from which it can ship products into the customer's distribution channels.

        Target Leading OEMs in Growing Vertical Markets. The Company has focused its marketing efforts on fast growing industry sectors that are increasingly outsourcing manufacturing operations, such as the communications, computer, consumer electronics and medical industries. The Company seeks to maintain a balance of customers among these industries establishing long-term relationships with leading OEMs to become an integral part of their operations.

     There can be no assurance that the Company's strategy, even if successfully implemented, will reduce the risks associated with the Company's business. See "Risk Factors."

CUSTOMERS

     The Company's customers consist of a select group of OEMs in the communications, computer, consumer electronics and medical industries. Within these industries, the Company's strategy is to seek long-term relationships with leading companies that seek to outsource significant production volumes of complex products. In fiscal 1996, the Company's five largest customers accounted for approximately 52.0% of net sales. The loss of one or more major customers could have a material adverse effect on the Company's results of operations. See "Risk Factors -- Customer Concentration; Dependence on Electronics Industry."

     The following table lists in alphabetical order certain of the Company's largest customers with which the Company expects to continue to conduct significant business in fiscal 1998 and the products for which the Company provides manufacturing services.

                          CUSTOMER                                   END PRODUCTS
    ----------------------------------------------------  -----------------------------------
    Advanced Fibre Communications.......................  Local line loop carriers
    Braun/ThermoScan....................................  Temperature monitoring systems
    Diebold.............................................  Automatic teller machines
    IBM.................................................  Tape drive systems
    Lifescan (a Johnson & Johnson company)..............  Portable glucose monitoring system
    Microcom............................................  Modems
    Microsoft...........................................  Computer peripheral devices
    Polycom.............................................  Teleconferencing systems
    U.S. Robotics.......................................  Pilot electronic organizers

     In addition, in fiscal 1997 the Company has entered into relationships with a number of new significant customers, including Ascend Communications (telecommunications products), Auspex (drive carriers), Cisco Systems (data communications products), Harris DTS (network switches) and Philips Electronics (video cameras).

     The Company and Ericsson entered into a multi-year purchase agreement in February 1997, and the Company believes that, as a result, sales by Ericsson will account for a significant portion of its net sales in fiscal 1998. See "Acquisition of Karlskrona Facilities" and "Risk Factors -- Risks of Ericsson Transaction."

SALES AND MARKETING

     The Company achieves worldwide sales coverage through a 24-person direct sales force, which focuses on generating new accounts, and through 43 program managers, who are responsible for managing relationships with existing customers and making follow-on sales. In North America, the Company maintains sales offices in California and Massachusetts, as well as recently established sales offices in Florida and Guadalajara, Mexico. The Company's Asian sales offices are located in Singapore, Hong Kong and Malaysia. In Europe, the Company maintains sales offices in England and the Netherlands, and intends to establish additional European sales offices in France, Germany and Sweden. In addition to its sales force, the Company's executive staff plays an integral role in the Company's marketing efforts.

FACILITIES

     The Company has manufacturing facilities located in Singapore, Malaysia, China, the United Kingdom and the United States. In addition, the Company provides engineering services at its facilities in Singapore, California and Massachusetts. All of the Company's manufacturing facilities are registered to the quality requirements of the International Organization for Standardization (ISO 9002) or are in the process of final certification.

     Certain information about the Company's manufacturing and engineering facilities is set forth below:

                             YEAR       APPROXIMATE     OWNED/
        LOCATION           COMMENCED    SQUARE FEET    LEASED(1)                SERVICES
-------------------------  ---------   -------------   ---------   ----------------------------------
Existing Manufacturing Facilities
  Singapore(2)...........      1982        47,000      Leased      Complex, high value-added PCB
                                                                   assembly.
  Johore, Malaysia.......      1991        80,000       Owned      Full systems manufacturing; PCB
                                                                   assembly.
  Xixiang, China.........      1995        90,000      Leased      High volume PCB assembly.
  Doumen, China..........      1995(3)    175,000(4)    Owned      Fabrication and assembly of high
                                                                   density, miniaturized PCBs.
  San Jose, CA...........      1994        65,000      Leased      Full systems manufacturing; PCB
                                                                   assembly.
  San Jose, CA...........      1996        32,500      Leased      Complex, high value-added PCB
                                                                   assembly.
  San Jose, CA...........      1989(5)     30,000      Leased      Advanced packaging and MCM design
                                                                   and fabrication.
  Tonypandy, Wales.......      1983(6)     50,000       Owned      Full systems manufacturing; medium
                                                                   complexity PCB assembly.
Existing Engineering Facilities
  Westford, MA...........      1987         9,112      Leased      Design and prototype services.
  Singapore..............      1982              (7)     --        Design and prototype services.
  San Jose, CA...........      1989              (7)     --        Design and prototype services.
  Los Gatos, CA..........      1986(8)     15,000      Leased      Design and prototype services.
Facilities Under Development
  San Jose, CA...........      1997(9)     73,000       Owned      Complex, high value-added PCB
                                                                   assembly.
  San Jose, CA...........      1996(9)     71,000      Leased      Engineering services and corporate
                                                                   functions.
  Doumen, China..........      1996(9)    185,000       Owned      Fabrication and assembly of high
                                                                   density, miniaturized PCBs;
                                                                   plastic injection molding.
  Guadalajara, Mexico....      1997(9)    101,000       Owned      High volume PCB assembly.

---------------

(1) The leases for the Company's leased facilities expire between December 1997 and July 2005. In addition, the Company has a 47,000 square foot manufacturing facility in Richardson, Texas that is being closed. The Company leases this facility under a lease that expires in April 2000, and the Company is seeking to sublet this facility.

(2) The Company intends to discontinue manufacturing operations at this facility.

(3) Acquired by the Company in February 1996 in connection with the Astron acquisition.

(4) Includes 75,000 square feet used for dormitories and other functions.

(5) Acquired by the Company in January 1995 in connection with the nCHIP acquisition.

(6) Acquired by the Company in April 1995 in connection with the A&A acquisition.

(7) Located within the 47,000 square foot manufacturing facility in Singapore and the 30,000 square foot manufacturing facility in San Jose, California, respectively.

(8) Acquired by the Company in March 1996 in connection with the Fine Line acquisition.

(9) Refers to date of commencement of construction or of lease term.

     The Company has recently begun to consolidate and expand its manufacturing facilities, with the goal of concentrating its activities in a smaller number of larger, strategically located sites. The Company is closing its Richardson, Texas facility and reducing production levels at its Singapore facility, while substantially increasing overall capacity by expanding operations in North America, Asia and Europe. In North America, the Company has recently leased a new 71,000 square foot facility, and is constructing a planned 73,000 square foot facility, each adjacent to the Company's existing San Jose operations, and it also is developing a planned 101,000 square foot manufacturing facility on a 32-acre campus site in Guadalajara, Mexico. In Asia, the Company is expanding its Doumen facilities into a planned 360,000 square foot campus by developing an additional 185,000 square feet. In Europe, the Company has entered into an agreement to acquire the 330,000 square foot Karlskrona Facilities.

     The campus facilities planned for Doumen, China and Guadalajara, Mexico are designed to be integrated facilities that can produce many of the custom components used by the Company, to manufacture products for customers, to warehouse the products and to distribute them directly to customer's distribution channels. The Company believes that by offering all of those capabilities at the same site, it can reduce material and transportation costs, simplify logistics and communications, and improve inventory management, providing customers with a more complete, cost-effective manufacturing solution.

SERVICES

     The Company provides a broad range of advanced engineering, manufacturing and distribution services to OEM customers on a turnkey basis. These services include product design, PCB fabrication and assembly, materials procurement, inventory management, final system assembly and test, packaging and distribution. The components, subassemblies and finished products manufactured by Flextronics incorporate advanced interconnect, miniaturization and packaging technologies, such as SMT, MCM and COB technologies. While an increasing portion of the Company's revenue is derived from the manufacture and assembly of final products for OEM customers, the Company also designs and manufactures printed circuit board assemblies, MCM products and miniature gold-finished PCBs that the customer then incorporates into its products.

     Engineering Services

     The engineering services group coordinates and integrates the Company's worldwide design, prototype and other engineering capabilities. Its focused, integrated approach provides Flextronics' customers with advanced service and support and leverages the Company's technological capabilities. As a result, the engineering services group enables the Company to strengthen its relationship with manufacturing customers as well as to attract new customers who require advanced design services.

     The engineering services group actively assists customers with initial product design in order to reduce the time from design to prototype, improve product manufacturability and reduce product costs. The Company provides a full range of electrical, thermal and mechanical design services, including CAE and CAD-based design services, manufacturing engineering services, circuit board layout and test development. The engineering services group also coordinates industrial design and tooling for product manufacturing. After product design, the Company provides prototype assemblies for fast turnaround. During the prototype process, Company engineers work with customer engineers to enhance production efficiency and improve product design. The engineering services group then assists with the transition to volume production. By participating in product design and prototype development, the Company can reduce manufacturing costs and accelerate the time to volume production.

     The Company's recent acquisitions have provided it with substantial advanced engineering capabilities. The Company's 1996 acquisition of Fine Line, a leading San Jose-based provider of quick-turn circuit board layout and prototype services, provides the Company with substantial expertise in a broad range of advanced circuit board designs, and the Company's January 1995 acquisition of nCHIP provided advanced MCM design capabilities. Flextronics is integrating the Fine Line and nCHIP capabilities with the Company's existing design and prototype capabilities in its engineering services group. The Company anticipates establishing additional design and prototype capabilities in the Karlskrona Facilities. The Company also plans to expand its capabilities in Boston, Massachusetts and San Jose, California.

     Materials Procurement and Management

     Materials procurement and management consists of the planning, purchasing, expediting and warehousing of the components and materials used in the manufacturing process. The Company's inventory management expertise and volume procurement capabilities contribute to cost reductions and reduce total cycle time. The Company generally orders components after it has a firm purchase order or letter of authorization from a customer. However, in the case of long lead-time items, the Company will occasionally order components in advance of orders, based on customer forecasts, to ensure adequate and timely supply. Although the Company works with customers and third-party suppliers to reduce the impact of component shortages, such shortages may occur from time to time and may have a material adverse effect on the Company. See "Risk
Factors -- Limited Availability of Components." The campuses under development in China and Mexico are designed to provide many of the custom components used by the Company on-site, in order to reduce material and transportation costs, simplify logistics and facilitate inventory management.

     Assembly and Manufacturing

     The Company's assembly and manufacturing operations include PCB assembly and the manufacture of subsystems and complete products. Its PCB assembly activities primarily consist of the placement and attachment of electronic and mechanical components on printed circuit boards using both SMT and traditional pin-through-hole ("PTH") technology. The Company also assembles subsystems and systems incorporating PCBs and complex electromechanical components, and, increasingly, manufactures and packages final products for shipment directly to the customer or its distribution channels. The Company employs just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes and statistical process control. The Company has expanded the number of production lines for finished product assembly, burn-in and test to meet growing demand and increased customer requirements.

     As OEMs seek to provide greater functionality in smaller products, they increasingly require advanced manufacturing technologies and processes. Most of the Company's PCB assembly involves the use of SMT, which is the leading electronics assembly technique for more sophisticated products. SMT is a computer-automated process which permits attachment of components directly on both sides of a PCB. As a result, it allows higher integration of electronic components, offering smaller size, lower cost and higher reliability than traditional manufacturing processes. By allowing increasingly complex circuits to be packaged with the components placed in closer proximity to each other, surface mount technology greatly enhances circuit processing speed, and therefore board and system performance. The Company also provides traditional PTH electronics assembly using PCBs and leaded components for lower cost products.

     In addition, the Company has invested in emerging technologies that extend its miniaturization capabilities. The Company's January 1995 acquisition of nCHIP provided it with advanced capabilities to manufacture MCMs (collections of integrated circuit chips interconnected within a single package), and the Company now offers a range of MCM technologies from low-cost laminate MCMs to high-performance, deposited thin-film MCMs. The Company believes that its MCMs can offer cost, size and performance advantages compared to conventional and interconnect technologies. The Company assembles completed MCMs in its San Jose, California facilities and also utilizes an outside assembly company. Substrates for the Company's MCMs are manufactured on the Company's semiconductor wafer fabrication line in San Jose and by outside foundries. The Company is engaged in negotiations to sell the semiconductor wafer fabrication line to a third party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     The Company's February 1996 acquisition of Astron provided it with significant capabilities to fabricate miniature gold-finished PCBs for specialized applications such as cellular phones, pagers and optical electronics. These advanced laminate substrates can significantly improve a product's performance, while reducing its size and cost. The Company's miniature, gold-finished PCBs are fabricated in the Company's facility in Doumen, China. The Company is currently expanding this facility to provide the capacity to fabricate other complex PCBs.

     COB technology represents a configuration in which a bare, unpackaged semiconductor is attached directly onto a PCB and then encapsulated with a polymeric material. COB technology facilitates miniaturized, low-profile assemblies, and can result in lower costs and reduced time to market.

     FICO, in which the Company has a 40% investment, produces injection molded plastics for electronics companies throughout Asia from its 120,000 square foot facilities in Shenzhen, China. Flextronics intends to locate FICO operations within the campus under development in Doumen, China.

     Test

     After assembly, the Company offers computer-aided testing of PCBs, subsystems and systems, which contributes significantly to the Company's ability to deliver high-quality products on a consistent basis. Working with its customers, the Company develops product-specific test strategies. The Company's test capabilities include management defect analysis, in-circuit tests and functional tests. In-circuit tests verify that all components have been properly inserted and that the electrical circuits are complete. Functional tests determine if the board or system assembly is performing to customer specifications. Flextronics either designs and procures test fixtures and develops its own test software or utilizes its customers' existing test fixtures and test software. In addition, the Company also provides environmental stress tests of the board or system assembly.

     Distribution

     The Company offers its customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Increasingly, the Company is warehousing products for customers and shipping those products directly into their distribution channels. The Company believes that this service can provide customers with a more comprehensive solution and enable them to be more responsive to market demands.

COMPETITION

     The electronics contract manufacturing industry is extremely competitive and includes hundreds of companies, several of whom have achieved substantial market share. The Company competes against numerous domestic and foreign contract manufacturers, and current and prospective customers also evaluate the Company's capabilities against the merits of internal production. In addition, in recent years the electronics contract manufacturing industry has attracted a significant number of new entrants, including large OEMs with excess manufacturing capacity, and many existing participants have significantly expanded their manufacturing capacity by expanding their facilities and adding new facilities. In the event of a decrease in overall demand for contract manufacturing services, this increased capacity could result in substantial pricing pressures which could adversely affect the Company's operating results. The Company believes there are more than 30 contract manufacturers with annual revenues above $100 million. Certain of the Company's competitors, including Solectron Corporation and SCI Systems, have substantially greater manufacturing, financial, research and development and marketing resources than the Company. The Company believes that the principal competitive factors in the segments of the contract manufacturing industry in which it operates are cost, technological capabilities, responsiveness and flexibility, delivery cycles, location of facilities, product quality and range of services available. Failure to satisfy any of the foregoing requirements could materially adversely affect the Company's competitive position.

     Many contract manufacturers, including the Company, are substantially expanding their manufacturing capacity by expanding their facilities and adding new facilities. In the event of a decrease in overall demand for contract manufacturing services, this increased capacity can result in substantially increased competition in the Company's markets.

EMPLOYEES

     As of December 31, 1996, the Company employed 4,477 persons. In addition, the Company expects to add approximately 930 employees in Sweden with the acquisition of the Karlskrona Facilities. None of the Company's employees are represented by a labor union except for (i) the Company's non-management employees located in Singapore and (ii) the Company's hourly employees in the United Kingdom. In addition, substantially all of the employees to be added with the Karlskrona Facilities are represented by trade unions. The Company has never experienced a work stoppage or strike. The Company believes that its employee relations are good.

     The Company's success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could have a material adverse effect on the Company's results of operations. To date, the Company has not experienced significant difficulties in attracting or retaining such personnel. Although the Company is not aware that any of its key personnel currently intend to terminate their employment, their future services cannot be assured. See "Risk Factors -- Dependence on Key Personnel and Skilled Employees."

                                   MANAGEMENT

     The names, ages and positions of the Company's directors and officers are as follows:

            NAME              AGE                         POSITION
----------------------------  ---    --------------------------------------------------
Michael E. Marks............  46     Chairman of the Board and Chief Executive Officer
Tsui Sung Lam...............  47     President, Chief Operating Officer and Director
Dennis P. Stradford.........  50     Senior Vice President of Sales and Marketing
Goh Chan Peng...............  42     Chief Financial Officer
Teo Buck Song...............  39     Vice President, Purchasing
Michael McNamara............  39     Vice President, President of United States
                                     Operations
Hans D. Nilsson.............  40     Vice President, General Manager of European
                                     Operations
Robert R. B. Dykes(1)(2)....  47     Director
Stephen J. L. Rees..........  35     Director, Chairman of Astron Group
Michael J. Moritz(1)........  42     Director
Richard L. Sharp(2).........  49     Director
Bernard J. Lacroute.........  53     Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Michael E. Marks. Mr. Marks has been the Company's Chief Executive Officer since January 1994 and its Chairman of the Board since July 1993. He has been a Director of the Company since December 1991. From November 1990 to December 1993, Mr. Marks was President and Chief Executive Officer of Metcal, Inc., a precision heating instrument company. Mr. Marks received a B.A. and M.A. from Oberlin College and an M.B.A. from the Harvard Business School.

     Tsui Sung Lam. Mr. Tsui has been the Company's President and Chief Operating Officer since January 1994, and a Director since 1991. From June 1990 to December 1993, he was the Company's Managing Director and Chief Executive Officer. From 1982 to June 1990, Mr. Tsui served in various positions for Flex Holdings Pte. Limited, the Company's predecessor ("Flex Holdings"), including Vice President of Asian Operations. Mr. Tsui received Diplomas in Production Engineering and Management Studies from Hong Kong Polytechnic, and a Certificate in Industrial Engineering from Hong Kong University.

     Dennis P. Stradford. Mr. Stradford has served as Senior Vice President, Sales and Marketing since December 1990. From October 1985 to February 1990, he served as Senior Vice President, Sales and Marketing at Flex Holdings. Mr. Stradford received a B.A. from San Jose State University and an M.A. and M.Div. from St. Patrick's College.

     Goh Chan Peng. Mr. Goh has served as the Company's Chief Financial Officer since July 1992. From June 1990 to July 1992, he was the Company's Director of Finance. From 1982 to June 1990, he served in various financial capacities at Flex Holdings, including Director of Finance and Finance Manager -- Asia Pacific Region. Mr. Goh received a Bachelor of Commerce from Singapore Nanyang University and a Diploma in Personnel Management from Singapore Institute of Management.

     Teo Buck Song. Mr. Teo has served as Vice President, Purchasing since April 1994. From 1988 to April 1994, he was Director of Purchasing at Flex Holdings. From 1982 to 1988, he served in various operational capacities at Flex Holdings, including Purchasing Manager and Production Material Control Manager. Mr. Teo received a Production Engineering Diploma from Singapore Polytechnic.

     Michael McNamara. Mr. McNamara has served as Vice President and President of United States Operations since April 1994. From May 1993 to March 1994, he was President and Chief Executive Officer of Relevant, which was acquired by the Company in March 1994. From May 1992 to May 1993, he was Vice President, Manufacturing Operations at Anthem Electronics, an electronics distributor. From April 1987 to May 1992, he was a Principal of Pittiglo, Rabin, Todd & McGrath, an operations consulting firm.

Mr. McNamara received a B.S. from the University of Cincinnati and an M.B.A. from Santa Clara University.

     Hans Nilsson. Mr. Nilsson has served as the Company's Vice President and General Manager of European Operations since April 1994. From April 1991 to April 1994, he was Senior Vice President at Metcal, Inc., a precision heating instrument company. Mr. Nilsson received an M.S. in electrical engineering from Chalmers University of Technology, Sweden and an M.B.A. from Stanford University.

     Robert R. B. Dykes. Mr. Dykes has served as a Director of the Company since January 1994 and has been appointed to serve as its Senior Vice President of Finance and Administration effective February 17, 1997. Mr. Dykes has been Executive Vice President, Worldwide Operations and Chief Financial Officer of Symantec Corporation, an application and system software products company, since 1988.

     Stephen J. L. Rees. Mr. Rees has served as a Director of the Company since April 1996 and as Chairman and Chief Executive Officer of Astron since the acquisition of Astron by the Company in February 1996. Mr. Rees has been Chairman and Chief Executive Officer of Astron since November 1991. Mr. Rees holds a B.A. in Finance from the City of London Business School and graduated in Production Technology and Mechanical Engineering from the HTL St. Polten Technical Institute in Austria.

     Michael J. Moritz. Mr. Moritz has served as a Director of the Company since July 1993. Mr. Moritz has been a General Partner of Sequoia Capital, a venture capital firm, since 1988. Mr. Moritz also serves as director of Visigenic Software, Inc., Yahoo! Inc. and several privately-held companies.

     Richard L. Sharp. Mr. Sharp has served as a Director of the Company since July 1993. He has been the Chairman, President, Chief Executive Officer and a director of Circuit City Stores, Inc., a consumer electronics and appliances retailer, since June 1986. Mr. Sharp also serves as a director of S&K Famous Brands, Inc. and the James River Corporation.

     Bernard J. Lacroute. Mr. Lacroute has served as a Director of the Company since July 1993. Mr. Lacroute has been a partner of Kleiner Perkins Caufield & Byers, a Northern California venture capital firm, since 1989. Mr. Lacroute also serves as a director of Radius Inc. and several privately-held companies.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Ordinary Shares as of February 1, 1997, and as adjusted to reflect the sale of shares offered by the Company pursuant to this Prospectus, by (i) each of the Company's directors, the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers in fiscal 1996, (ii) all directors and executive officers as a group, and (iii) each person who is known by the Company to own beneficially more than 5% of the Company's Ordinary Shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

                                                                               PERCENT
                                                       NUMBER OF SHARES      OWNED PRIOR       PERCENT
                                                         BENEFICIALLY            TO          OWNED AFTER
       NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED(1)          OFFERING(2)     OFFERING(3)
---------------------------------------------------  --------------------   -------------   -------------
JF Asia Select Limited(4)..........................          891,511              6.5%            5.8%
  c/o Standard Chartered Bank
  8th Floor, Edinburgh Tower
  The Landmark Central, Hong Kong
Sequoia Capital(5).................................          791,062              5.8             5.1
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, California 94025
The Capital Group Companies(6).....................          781,500              5.7             5.1
  333 South Hope Street
  Los Angeles, California 90071
Richard L. Sharp(7)................................          746,644              5.5             4.8
  c/o Circuit City Stores, Inc.
  9950 Mayland Drive
  Richmond, Virginia 23233
Michael E. Marks(8)................................          330,071              2.4             2.1
Tsui Sung Lam(9)...................................           66,961                *               *
Dennis P. Stradford(10)............................           45,064                *               *
Goh Chan Peng(11)..................................           35,683                *               *
Michael McNamara(12)...............................           78,454                *               *
Robert R. B. Dykes(13).............................           36,450                *               *
Bernard J. Lacroute(14)............................           46,977                *               *
Michael Moritz(5)..................................          791,062              5.8             5.1
Stephen J. L. Rees(15).............................           45,547                *               *
All directors and executive officers as a group (10
  persons)(16).....................................        2,223,038             15.8%           14.1%

---------------
   * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of February 1, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Percentage ownership is based upon 13,624,396 outstanding Ordinary Shares as of February 1, 1997.

 (3) Assumes that the Underwriters' over-allotment option to purchase up to 262,500 shares from the Company is not exercised.

 (4) Jardine Fleming Investment Management Limited ("JFIM"), a corporation with a board of directors comprised of 26 individuals, manages JF Asia Select Limited. As of February 12, 1997, JF Asia Select had sold 425,000 of the shares shown as beneficially owned by it. JFIM has advised the Company that

     JF Asia Select Limited expects to sell the remaining shares beneficially owned by it in open market transactions.

 (5) Includes 709,520 shares held by Sequoia Capital Growth Fund, a limited partnership, and 45,291 shares held by Sequoia Technology Partners III, a limited partnership. Sequoia Partners (CF) is the general partner of Sequoia Capital Growth Fund and has sole voting and investment power over such shares. The general partners of Sequoia Partners (CF) are Donald T. Valentine, Pierre R. Lamond, Thomas F. Stephenson, Michael J. Moritz and Gordon Russell. The general partners of Sequoia Technology Partners III are Donald T. Valentine, Pierre R. Lamond, Thomas F. Stephenson and Gordon Russell. Also includes 26,250 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Moritz.

 (6) Includes 781,500 shares beneficially owned by Capital Research and Management Company.

 (7) Includes 225,000 shares beneficially owned by Bethany Limited Partnership. Mr. Sharp, the general partner of Bethany Limited Partnership, may be deemed to share voting and investment power with respect to such shares. Mr. Sharp disclaims beneficial ownership of all such shares except to the extent of his proportionate interest therein. Also includes 36,250 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Sharp.

 (8) Includes 133,584 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Marks.

 (9) Includes 62,667 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Tsui.

(10) Includes 1,773 shares held in an IRA rollover account. Also includes 6,291 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Stradford.

(11) Includes 35,542 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Goh.

(12) Includes 31,042 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. McNamara.

(13) Includes 36,250 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Dykes.

(14) Represents 36,250 shares held by the Bernard and Ronni Lacroute Trust and 36,250 shares subject to options exercisable within 60 days of February 1, 1997 held by Mr. Lacroute.

(15) Includes 3,754 shares held by Mrs. Janine Margaret Rees. Also includes 12,500 shares subject to options exercisable within 60 days of February 1, 1997.

(16) Includes 417,606 shares subject to options exercisable within 60 days of February 1, 1997.

                         DESCRIPTION OF CAPITAL SHARES

     The following statements are brief summaries of the capital structure of the Company and of the more important rights and privileges of shareholders conferred by the laws of Singapore and the Company's Articles of Association (the "Articles"). These statements summarize the material provisions of the Articles but are qualified by reference to the Articles, which have been incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The Articles are available at the Company's San Jose, California office and at the registered office of the Company in Singapore.

ORDINARY SHARES

     The authorized capital of the Company consists of 100,000,000 Ordinary Shares, par value S$0.01. There is a provision in the Articles to enable the Company in certain circumstances to issue shares with preferential, deferred or other special rights or restrictions as the directors may determine. The directors may issue shares at a premium and a sum equal to the aggregate amount or value of the premium will, subject to certain exceptions, be transferred to a share premium account.

     All shares presently issued are fully paid and existing shareholders are not subject to any calls on such shares. All shares are in registered form. The Company can neither purchase its own shares nor, except in the circumstances permitted by the Companies Act, grant any financial assistance for the acquisition or proposed acquisition of its own shares.

NEW SHARES

     New shares may only be issued with the prior approval of the Company in a general meeting. General approval may be sought from the Company in a general meeting for the issue of shares. Such approval, if granted, will lapse at the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting is required to be held, whichever is the earlier. The shareholders have provided general authority to issue any remaining unissued shares, up to 100,000,000 Ordinary Shares, prior to the next Annual General Meeting. Unless otherwise determined by the Company in a general meeting, any new shares shall, before they are issued, be offered to existing shareholders in proportion, as nearly as may be, to the number of shares then held by them respectively. Subject to this and the provisions of the Companies Act, all new shares are under the control of the directors who may allot and issue the same with such rights and restrictions as they may think fit.

SHAREHOLDERS

     Only persons who are registered in the books of the Company are recognized as shareholders and absolute owners of the shares. On February 1, 1997, there were approximately 526 holders of Ordinary Shares. The Company may, on giving not less than 14 days' notice, close the register of members for any time or times but the register may not be closed for more than 30 days in any calendar year. Such closure is normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed 10 days.

TRANSFER OF SHARES

     Subject to applicable securities laws, shares are freely transferable but the directors may decline to register any transfer of shares on which the Company has a lien, and in the case of shares not fully paid up the directors may refuse, at their discretion, to register or transfer shares to a transferee of whom they do not approve. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence of title as they may require. The Company will replace lost or destroyed certificates for shares upon notice to the Company and upon, among other things, the applicant furnishing such evidence and indemnity as the directors may require.

SHAREHOLDERS' MEETINGS

     The Company is required to hold an Annual General Meeting in each year. The directors may convene an Extraordinary General Meeting whenever they think fit and they must do so upon the request in writing of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of the issued share capital of the Company may call a meeting of the Company. Unless otherwise required by law or by the Articles, voting at general meetings is by ordinary resolution (requiring an affirmative vote of a simple majority of the votes cast at a meeting of which at least 14 days' written notice is given). An ordinary resolution suffices, for example, in respect of appointments of directors. A special resolution (requiring an affirmative vote of at least 75% of the votes cast at the meeting of which at least 21 days' written notice is given) is necessary for certain matters under Singapore law, such as an alteration of the Articles.

VOTING RIGHTS

     Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy has one vote for every share held by him. A poll may be demanded by the chairman of the meeting or by not less than three members present in person or by proxy and entitled to vote or by shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

DIVIDENDS

     Since inception, the Company has not declared or paid any cash dividends on its Ordinary Shares, and the Company's current loan agreements prohibit the payment of cash dividends without the lenders' prior consent. The Company anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business.

BONUS AND RIGHTS ISSUE

     The Company in a general meeting may, upon the recommendation of the directors, capitalize any reserves or profits (including profits or monies carried and standing to any reserve or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings. The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. Such rights are subject to any conditions attached to such issue and the regulations of the stock exchange on which the shares are listed.

TAKEOVERS

     The Singapore Code on Takeovers and Mergers regulates the acquisition of shares of public companies. Any person acquiring an interest (either on his own or together with parties acting in concert with him) in 25% or more of the voting shares in the Company is obliged to extend a takeover offer for the remaining shares, in accordance with the provisions of such code. "Parties acting in concert" include related and associated companies, directors (including their relatives), pension funds, discretionary funds and financial advisers (in respect of shares held by them and funds managed by them on a discretionary basis). An offer for consideration other than cash must be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with him within the preceding 12 months. A mandatory takeover offer is also required to be made if a person holding between 25% and 50% of the voting shares acquires additional shares representing more than 3% of the voting shares in any 12 month period.

LIQUIDATION OR OTHER RETURN OF CAPITAL

     On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

INDEMNITY

     As permitted by the laws of Singapore, the Articles provide that, subject to the Companies Act, the Company's directors and officers will be indemnified by the Company against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted to have been done as an officer, director or employee of the Company and in which judgment is given in their favor or in which they are acquitted or in connection with any application under any statute for relief from liability in respect thereof in which relief is granted by the court. Directors and officers may not be indemnified by the Company against any liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the Company.

LIMITATIONS ON RIGHTS TO HOLD OR VOTE ORDINARY SHARES

     Except as discussed in "Takeovers," there are no limitations imposed by the laws of Singapore or by the Articles on the right of nonresident shareholders to hold or vote Ordinary Shares.

TRANSFER AGENT

     The Transfer Agent is The First National Bank of Boston, 150 Royall Street, M/S 45-01-07, Canton, Massachusetts 02021.

                                    TAXATION

     This summary of Singapore and U.S. tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. Shareholders (as defined below)) subject to special treatment under the U.S. federal income tax laws. Such shareholders should consult their own tax advisors regarding the tax consequences of any investment in the Ordinary Shares.

INCOME TAXATION UNDER SINGAPORE LAW

     Under current provisions of the Income Tax Act, Chapter 134 of Singapore, corporate profits are taxed at a rate equal to 26.0%. Under Singapore's taxation system, the tax paid by a company is deemed paid by its shareholders. Thus, the shareholders receive dividends net of the tax paid by the Company. Dividends received by either a resident or a nonresident of Singapore are not subject to withholding tax. Shareholders are taxed on the gross amount of dividends (i.e., the cash amount of the dividend plus the amount of corporate tax paid by the Company). The tax paid by the Company will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income (including the gross amount of dividends). If the shareholder's marginal tax rate is equal to the corporate tax rate, there is no further Singapore tax to pay on the dividends. In the case of a resident shareholder, if the shareholder's marginal tax rate is lower than the corporate tax paid, the shareholder is entitled to claim a tax refund for the difference from the Singapore Inland Revenue Department; conversely, if the resident shareholder's marginal tax rate is higher than the corporate tax rate, the shareholder must pay the difference to the Singapore Inland Revenue Department. In the case of a nonresident shareholder, the shareholder is taxed on dividends at the corporate tax rate. Thus, the nonresident shareholder pays no further Singapore income tax on the net dividends received. Further, the nonresident shareholder will not receive any tax refund from the Singapore Inland Revenue Department. No tax treaty currently exists between the Republic of Singapore and the U.S.

     Under current Singapore tax law there is no tax on capital gains, and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore (in which case, the disposal profits would be taxable as trade profits rather than capital gains).

     There is no stamp duty payable in respect of the holding and disposition of shares. No duty is payable on the acquisition of new shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore.

INCOME TAXATION UNDER UNITED STATES LAW

     Shareholders that are (i) corporations or partnerships organized under the laws of the United States, or any political subdivision thereof, (ii) estates or trusts, the income of which, from sources without the U.S., is includable in gross income for federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, (iii) U.S. citizens or (iv) U.S. resident aliens (as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended) ("U.S. Shareholders") will be required to report as income for U.S. income tax purposes the amount of any dividend received from the Company to the extent paid out of the current or accumulated earnings and profits of the Company, as determined under current U.S. income tax principles. Such dividend income will generally be subject to the separate limitation for "passive income" for purposes of the foreign tax credit limitation. Shareholders that are corporations will not be entitled to the dividends-received deduction with respect to dividends from the Company. If a U.S. Shareholder receives a dividend payment in any currency other than U.S. dollars, the amount of the dividend payment for federal income tax purposes will be the U.S. dollar value of the dividend payment (determined at the spot rate on the date such dividend is included in income) regardless of whether the payment is in fact converted into U.S. dollars. In such a case, U.S. Shareholders may recognize ordinary income or loss as a result of currency fluctuations during the period between the date of a dividend payment and the date such dividend payment is converted into U.S. dollars. Non-corporate U.S. Shareholders and corporate U.S. shareholders holding less than 10% of the voting stock of the Company will not be entitled to an indirect foreign tax credit for the amount of Singapore corporate income tax paid by the Company; a domestic corporation which owns 10% or more of the voting stock of the Company may be entitled to an indirect foreign tax credit for such taxes. Such dividend income, however, will generally be subject to the separate limitation for "non-controlled Section 902 income" for purposes of the foreign tax credit limitation. Any domestic corporation which owns 10% or more of the voting stock of the Company should consult its tax advisor with respect to the U.S. taxation of its interest in the Company. U.S. Shareholders will, upon the sale or exchange of a share, recognize gain or loss for U.S. income tax purposes in an amount equal to the difference between the amount realized and the U.S. Shareholder's tax basis in such a share. If paid in currency other than U.S. dollars, the U.S. dollar amount realized (as determined on the trade date) is determined by translating the foreign currency into U.S. dollars at the spot rate in effect on the settlement date of the sale in the case of a U.S. Shareholder that is a cash basis taxpayer. An accrual basis taxpayer may elect to use the spot rate in effect on the settlement date of the sale by filing a statement with the U.S. Shareholder's first return in which the election is effective clearly indicating that the election has been made. Such an election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service. Such gain or loss will be capital gain or loss if the share was a capital asset in the hands of the U.S. Shareholder and will be long-term capital gain or loss if the share has been held for more than one year. If a U.S. Shareholder receives any currency other than U.S. dollars on the sale of a share, such U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into U.S. dollars.

     If over 50% of the Company's stock (by vote or value) were owned by U.S. Shareholders who individually held 10% or more of the Company's voting stock, such U.S. Shareholders potentially would be required to include in income a portion or all of their pro rata share of the Company's and its non-U.S. subsidiaries' earnings and profits. If 50% or more of the Company's assets during a taxable year produced or were held for the production of passive income, as defined in section 1296(b) of the Code (e.g., certain forms of dividends, interest and royalties), or 75% or more of the Company's gross income for a taxable year was passive income, adverse U.S. tax consequences could result to U.S. shareholders of the Company.

     Shareholders that are not U.S. Shareholders ("non-U.S. shareholders") will not be required to report for U.S. federal income tax purposes the amount of any dividend received from the Company. Non-U.S. shareholders, upon the sale or exchange of a share, will not be required to recognize gain or loss for U.S. federal income tax purposes.

ESTATE TAXATION

     In the case of an individual who is not domiciled in Singapore, a Singapore estate tax is imposed on the value of all movable and immovable properties situated in Singapore. The shares of the Company are considered to be situated in Singapore. Thus, an individual shareholder who is not domiciled in Singapore at the time of his or her death will be subject to Singapore estate tax on the value of any such shares held by the individual upon the individual's death. Such a shareholder will be required to pay Singapore estate tax to the extent that the value of the shares (or any other assets subject to Singapore estate tax) exceeds S$600,000. Any such excess will be taxed at a rate equal to 5% on the first S$12,000,000 of the individual's Singapore chargeable assets and thereafter at a rate equal to 10%. An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) also will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

                                  UNDERWRITING

     The Underwriters named below (the "U.S. Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "U.S. Underwriting Agreement") by and among the Company and the U.S. Underwriters, to purchase from the Company the number of Ordinary Shares indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters are committed to purchase all of the Ordinary Shares offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if they purchase any.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    Cowen & Company...........................................................
    Salomon Brothers Inc......................................................
    UBS Securities............................................................
                                                                                ---------
              Total...........................................................  1,312,500
                                                                                =========

     The Company also has entered into an underwriting agreement (the "International Underwriting Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Underwriting Agreement, and concurrently with the sale of 1,312,500 Ordinary Shares to the U.S. Underwriters, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase, an aggregate of 437,500 Ordinary Shares. The offering price per share and the total underwriting discount per share are identical under the U.S. Underwriting Agreement and the International Underwriting Agreement.

     In the U.S. Underwriting Agreement and the International Underwriting Agreement, the U.S. Underwriters and the International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Ordinary Shares being sold pursuant to each such Agreement if any of the Ordinary Shares being sold pursuant to each such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers may be increased. The purchases of Ordinary Shares by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Underwriters have advised the Company that they propose initially to offer the Ordinary Shares to the public on the terms set forth on the cover page of this Prospectus. The U.S. Underwriters may allow selected dealers a
concession of not more than $          per share; and the U.S. Underwriters may
allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the U.S. Underwriters. The Ordinary Shares are offered subject to receipt and acceptance by the U.S. Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted to the U.S. Underwriters an over-allotment option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 196,875 additional Ordinary Shares at the same price per share as the initial shares to be purchased by the U.S. Underwriters. The U.S. Underwriters may exercise such option only to cover over-allotments made in the sale of the Ordinary Shares that the U.S Underwriters have agreed to purchase. To the extent the U.S. Underwriters exercise such option, each U.S. Underwriter will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Company has also granted an option to the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 65,625 additional Ordinary Shares to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The U.S. Underwriters and the International Managers have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the

Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of Ordinary Shares as may be mutually agreed. The prices of any Ordinary Shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Ordinary Shares will not offer to sell or sell Ordinary Shares to persons who are non-United States or Canadian persons or to persons they believe intend to resell to persons who are non-United States or Canadian persons, and the International Managers and any dealer to whom they sell Ordinary Shares will not offer to sell or sell Ordinary Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The U.S. Underwriting Agreement provides that the Company will indemnify the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the U.S. Underwriters may be required to make in respect thereof.

     The Company has agreed, following completion of this offering, not to issue, offer, sell, contract to sell or otherwise dispose of any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares without the prior written consent of Montgomery Securities for a period of 90 days after the date of this Prospectus, except that the Company may, without such consent, (i) grant options pursuant to its existing employee benefit plans or issue Ordinary Shares upon exercise of outstanding stock options, and (ii) issue Ordinary Shares in connection with acquisitions. The officers and directors and certain employees of the Company have agreed that they will not sell in excess of an aggregate of 85,000 Ordinary Shares without the prior written consent of Montgomery Securities for a period of 90 days after the date of this Prospectus.

     In connection with this offering, certain U.S. Underwriters and selling group members may engage in passive market making transactions in the Ordinary Shares on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Ordinary Shares during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the Ordinary Shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                             CERTAIN LEGAL MATTERS

     The validity of the Ordinary Shares offered hereby will be passed upon on behalf of the Company by Allen & Gledhill, Singapore, legal advisors to the Company, and on behalf of the Underwriters by Arfat Selvam & Gunasingham, Singapore legal advisors to the Underwriters. Certain United States legal matters in connection with this offering will be passed upon for the Company by Fenwick & West LLP and for the Underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation.

                                    EXPERTS

     The consolidated financial statements and schedules of Flextronics at March 31, 1994, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 included in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such Firm as experts in accounting and auditing.

     The financial statements and schedules of Astron at December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference into this Prospectus and Registration Statement have been audited by Deloitte Touche Tomatsu International, independent auditors, as set forth in their report thereon incorporated by reference herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements and schedules of A&A as of June 30, 1993 and 1994 and for each of the two years in the period ended June 30, 1993 and for the eighteen month period ended December 31, 1994 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Flextronics International Ltd. Consolidated Balance Sheets for the fiscal years ended
  March 31, 1995 and 1996.............................................................   F-3
Flextronics International Ltd. Consolidated Statements of Operations for the fiscal
  years ended March 31, 1994, 1995 and 1996...........................................   F-4
Flextronics International Ltd. Consolidated Statements of Shareholders' Equity........   F-5
Flextronics International Ltd. Consolidated Statements of Cash Flows for the fiscal
  years ended March 31, 1994, 1995 and 1996...........................................   F-6
Notes to Consolidated Financial Statements............................................   F-8
Flextronics International Ltd. Condensed Consolidated Balance Sheets for the nine months ended December 31, 1996 and for the fiscal year ended March 31, 1996.........  F-22
Flextronics International Ltd. Condensed Consolidated Statements of Income for the
  three months ended December 31, 1995 and 1996.......................................  F-23
Flextronics International Ltd. Condensed Consolidated Statements of Income for the
  nine months ended December 31, 1995 and 1996........................................  F-24
Flextronics International Ltd. Condensed Consolidated Statements of Cash Flows for the
  nine months ended December 31, 1995 and 1996........................................  F-25
Notes to Condensed Consolidated Financial Statements..................................  F-26

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Flextronics International Ltd.

     We have audited the accompanying consolidated balance sheets of Flextronics International Ltd., as of March 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with U.S. Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flextronics International Ltd. at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flow for each of the three years in the period ended March 31, 1996, in conformity with U.S. Generally Accepted Accounting Principles.

/s/ Ernst & Young
ERNST & YOUNG

Singapore
May 13, 1996

                         FLEXTRONICS INTERNATIONAL LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                                         MARCH 31,
                                                                                   ---------------------
                                                                                     1995         1996
                                                                                   --------     --------
                                                                                   (IN THOUSANDS, EXCEPT
                                                                                    PER SHARE AMOUNTS)
ASSETS

CURRENT ASSETS:
  Cash...........................................................................  $  4,751     $  6,546
  Accounts receivable, net of allowance for doubtful accounts of $1,760 and
    $3,576 at March 31, 1995 and 1996 respectively...............................    44,250       78,114
  Inventories....................................................................    30,193       52,637
  Other current assets...........................................................     4,527        3,827
  Deferred income taxes..........................................................       220          260
                                                                                   --------      -------
         Total current assets....................................................    83,941      141,384
                                                                                   --------      -------
PROPERTY AND EQUIPMENT:
  Machinery and equipment........................................................    43,358       77,771
  Building.......................................................................       283        5,736
  Leasehold improvements.........................................................     3,891       15,491
                                                                                   --------      -------
                                                                                     47,532       98,998
  Accumulated depreciation and amortization......................................   (21,774)     (37,896)
                                                                                   --------      -------
Net property and equipment.......................................................    25,758       61,102
                                                                                   --------      -------
OTHER NON-CURRENT ASSETS:
  Goodwill, net of accumulated amortization of $1,976 and $2,701, at March 31,
    1995 and 1996 respectively...................................................     4,964        8,662
  Intangible assets, net of accumulated amortization of $306 and $642, at March
    31, 1995 and 1996 respectively...............................................       624          775
  Deposits and other.............................................................       226          580
  Receivables from related party.................................................        --        2,085
  Other investments..............................................................       520           --
  Deferred income taxes..........................................................        84           --
                                                                                   --------      -------
         Total other non-current assets..........................................     6,418       12,102
                                                                                   --------      -------
         TOTAL ASSETS............................................................  $116,117     $214,588
                                                                                   ========      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank borrowings................................................................  $  2,000     $ 14,379
  Notes payable..................................................................        --       10,000
  Current portion of long-term debt..............................................         9        4,198
  Current portion of capital lease...............................................     3,911        6,736
  Accounts payable...............................................................    38,489       64,625
  Accrued payroll................................................................     2,549        5,606
  Other accrued liabilities......................................................     2,029        5,389
  Income taxes payable...........................................................     1,529        2,775
                                                                                   --------      -------
         Total current liabilities...............................................    50,516      113,708
                                                                                   --------      -------
NON CURRENT LIABILITIES:
  Notes payable to shareholders..................................................       684          686
  Long-term debt, less current portion...........................................        --        2,554
  Other payable..................................................................        --       15,000
  Capital lease, less current portion............................................     6,206       10,120
  Deferred income taxes..........................................................       994        1,256
  Commitments (Notes 4 and 5)....................................................        --           --
                                                                                   --------      -------
         Total non-current liabilities...........................................     7,884       29,616
Minority interests...............................................................        --          485
                                                                                   --------      -------
SHAREHOLDERS' EQUITY:
  Ordinary Shares, S$.01 par value:
    Authorized -- 100,000,000 shares at March 31, 1995 and 1996
    Issued and outstanding -- 11,603,496 shares at March 31, 1995 and 13,213,289
     shares at March 31, 1996....................................................        73           85
  Additional paid-in capital.....................................................    62,882       93,634
  Accumulated deficit............................................................    (5,238)     (22,940)
                                                                                   --------      -------
         Total shareholders' equity..............................................    57,717       70,779
                                                                                   --------      -------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................  $116,117     $214,588
                                                                                   ========      =======

                            See accompanying notes.

                         FLEXTRONICS INTERNATIONAL LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEAR ENDED MARCH 31,
                                                                   --------------------------------------
                                                                     1994           1995           1996
                                                                   --------       --------       --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE
                                                                                  AMOUNTS)
Net sales........................................................  $131,345       $237,386       $448,346
Cost of sales....................................................   117,392        214,865        406,457
                                                                   --------       --------       --------
Gross profit.....................................................    13,953         22,521         41,889
Selling, general and administrative expenses.....................     8,667         11,468         18,587
Goodwill amortization............................................       398            510            725
Intangible assets amortization...................................        21            245            336
Provision for plant closings.....................................       830             --          2,454
Research and development.........................................       202             91         31,562
                                                                   --------       --------       --------
Operating income/(loss)..........................................     3,835         10,207        (11,775)
Interest expense.................................................    (1,778)          (740)        (2,718)
Merger expenses..................................................        --           (816)            --
Foreign exchange gain (loss).....................................       402           (303)           872
Income (loss) from joint venture.................................       (70)          (729)            --
                                                                   --------       --------       --------
Income (loss) before income taxes and cumulative effect
  of change in accounting for income taxes.......................     2,389          7,619        (13,621)
Provision for income taxes.......................................        97          1,463          3,791
                                                                   --------       --------       --------
Income (loss) after income taxes, before cumulative effect of
  change in accounting for income taxes and extraordinary gain...     2,292          6,156        (17,412)
Cumulative effect as of March 31, 1994 of change
  in accounting for income taxes.................................       557             --             --
                                                                   --------       --------       --------
Income (loss) before extraordinary gain..........................     1,735          6,156        (17,412)
Extraordinary gain...............................................       416             --             --
                                                                   --------       --------       --------
Net income (loss)................................................  $  2,151       $  6,156       $(17,412)
                                                                   ========       ========       ========
Earnings per share:
Net income (loss) before cumulative effect of change in
  accounting for income taxes and extraordinary gain.............  $   0.30       $   0.51       $  (1.39)
Cumulative effect of accounting change...........................     (0.07)            --             --
                                                                   --------       --------       --------
Net income (loss) before extraordinary gain......................  $   0.23       $   0.51       $  (1.39)
Extraordinary gain...............................................      0.05             --             --
                                                                   --------       --------       --------
Net income (loss) per share......................................  $   0.28       $   0.51       $  (1.39)
                                                                   ========       ========       ========
Weighted average outstanding Ordinary Shares and equivalents.....     7,730         12,103         12,536
                                                                   ========       ========       ========

                            See accompanying notes.

                         FLEXTRONICS INTERNATIONAL LTD.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             CLASS "A"               CLASS "B"
                            CONVERTIBLE       ------------------------                                                  TOTAL
                        -------------------   CONVERTIBLE   REDEEMABLE                       ADDITIONAL                 SHARE-
                        PREFERENCE   SHARES   PREFERENCE      SHARES     ORDINARY   SHARES    PAID-IN     RETAINED     HOLDERS'
                          SHARES     AMOUNT     SHARES        AMOUNT      SHARES    AMOUNT    CAPITAL     EARNINGS      EQUITY
                        ----------   ------   -----------   ----------   --------   ------   ----------   --------   ------------
                                                                     (IN THOUSANDS)
BALANCE AT MARCH 31,
  1993................     2,700      $ 15         51          $ --        2,404     $ 16     $ 10,662    $(12,949)    $   (2,256)
Issuance of "A"
  Convertible
  Preference Shares
  for cash............        27         2         --            --           --       --           65         --              67
Issuance of Ordinary
  Shares for cash and
  from capitalization
  of Subordinated Note
  Payable.............        --        --         --            --        2,968       19       10,449         --          10,468
Compensation expense
  related to
  stock options.......        --        --         --            --           --       --          159         --             159
Issuance of Ordinary
  Shares for
  acquisition of
  subsidiary..........        --        --         --            --          600        4        3,998         --           4,002
Issuance of Ordinary
  Shares in the
  initial public
  offering (net)......        --        --         --            --        2,500       15       32,088         --          32,103
Exercise of stock
  options.............        --        --         --            --           54       --           --         --              --
Conversion of
  Preference Shares to
  Ordinary Shares.....    (2,727)      (17)       (51)           --        2,778       17           --         --              --
Net income for the
  year................        --        --         --            --           --       --           --      2,151           2,151
Transaction by pooled
  companies:
  Issuance of common
    stock.............        --        --         --            --           --       --            9         --               9
                        ----------   ------       ---           ---      --------   ------   ----------   --------   ------------
BALANCE AT MARCH 31,
  1994................        --      $ --         --          $ --       11,304     $ 71     $ 57,430    $(10,798)    $   46,703
nCHIP fiscal year
  conversion..........        --        --         --            --           --       --           --       (596)           (596)
Issuance of Ordinary
  Shares..............        --        --         --            --          300        2          925         --             927
Expenses related to
  issuance of Ordinary
  Shares..............        --        --         --            --           --       --         (968)        --            (968)
Net income for the
  year................        --        --         --            --           --       --           --      6,156           6,156
Transactions by pooled
  companies:
  Issuance of common
    stock.............        --        --         --            --           --       --           37         --              37
  Issuance of
    preference
    stock.............        --        --         --            --           --       --        5,458         --           5,458
                        ----------   ------       ---           ---      --------   ------   ----------   --------   ------------
BALANCE AT MARCH 31,
  1995................        --      $ --         --          $ --       11,604     $ 73     $ 62,882    $(5,238)     $   57,717
Issuance of Ordinary
  Shares for
  acquisition of
  subsidiaries........        --        --         --            --          305        2        7,443         --           7,445
Issuance of Ordinary
  Shares..............        --        --         --            --          304        2        1,007         --           1,009
Secondary listing.....        --        --         --            --        1,000        8       23,492         --          23,500
Expenses related to
  secondary listing...        --        --         --            --           --       --       (1,190)        --          (1,190)
Currency translation
  adjustments.........        --        --         --            --           --       --           --       (290)           (290)
Net loss for year.....        --        --         --            --           --       --           --    (17,412)        (17,412)
                        ----------   ------       ---           ---      --------   ------   ----------   --------   ------------
BALANCE AT MARCH 31,
  1996................        --      $ --         --          $ --       13,213     $ 85     $ 93,634    $(22,940)    $   70,779
                        =========    =======  ==========    ==========   ========   =======  =========    ========       ========

                            See accompanying notes.

                         FLEXTRONICS INTERNATIONAL LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEARS ENDED MARCH 31,
                                                                       ----------------------------------
                                                                         1994         1995         1996
                                                                       --------     --------     --------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................................  $  2,151     $  6,156     $(17,412)
  Adjustments to reconcile to cash provided by operating activities:
    nCHIP fiscal year conversion.....................................        --         (596)          --
    Depreciation and amortization of equipment and leasehold
      improvements...................................................     4,202        5,370        9,344
    Amortization of goodwill.........................................       398          510          725
    Amortization of intangible assets................................        21          245          336
    Loss/ (gain)on disposal of property and equipment................       368           56         (121)
    Loss on disposal of investment...................................        --           --          266
    Write-off of property and equipment..............................        20           --           --
    Extraordinary gain...............................................      (416)          --           --
    Allowance for doubtful debts.....................................       (32)       1,211        1,457
    Allowance for stock obsolescence.................................      (120)          43          631
    Compensation expense relating to stock option plan...............       159           --           --
    Loss from joint venture..........................................        70          729           --
    In process research and development written off..................        --           --       31,562
    Provision for plant closure......................................        --           --        2,454
    Deferred income taxes............................................       339          237           84
                                                                       --------     --------     --------
                                                                       $  7,160     $ 13,961     $ 29,344
  Changes in operating assets and liabilities:
    Trade accounts receivable........................................  $ (8,306)    $(15,057)    $(28,965)
    Notes receivable.................................................        --           --         (500)
    Inventories......................................................    (5,863)      (3,156)     (19,209)
    Other accounts receivable........................................      (572)      (2,430)       2,889
    Due from joint venture...........................................    (1,588)          --           --
    Deposits and other...............................................      (121)         311         (140)
    Accounts payable.................................................    14,812        2,995       14,143
    Other accounts payable...........................................     1,283         (841)         727
    Deferred rent....................................................    (1,302)        (143)        (120)
    Income taxes payable.............................................       111          933        1,121
                                                                       --------     --------     --------
         Cash provided by (used for) operating activities............  $  5,614     $ (3,427)    $   (710)
                                                                       --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.................................  $ (5,246)    $ (7,536)    $(15,812)
  Proceeds from sale of property and equipment.......................     2,301           38          228
  Intangibles arising from acquisition of subsidiaries...............        --          (62)          --
  Other investments..................................................      (120)          --          886
  Investment to join venture.........................................    (2,529)          --           --
  Restricted cash....................................................       379           --           --
  Loan to joint venture..............................................        --       (1,000)          --
  Redemption of preference shares in joint venture...................        --        1,730           --
  Payment for business acquired, net of cash acquired................        --       (3,343)     (15,152)
  Repayment of loan from related party...............................        --           --          815
                                                                       --------     --------     --------
         Cash used for investing activities..........................  $ (5,215)    $(10,173)    $(29,035)

                         FLEXTRONICS INTERNATIONAL LTD.

                                                                             YEARS ENDED MARCH 31,
                                                                         1994         1995         1996
                                                                       --------     --------     --------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowing from (repayments to) banks...............................  $  1,177     $ (9,417)    $ 12,280
  Proceeds from (repayment of) long-term debt........................   (13,008)          (8)       1,803
  Repayment of capital lease obligations.............................    (1,998)      (4,310)      (5,767)
  Proceeds from issuance of share capital............................    38,598        5,454        1,009
  Proceeds from notes payable........................................     1,449           --           --
  Payments on notes payable..........................................      (224)      (2,535)         (17)
  Proceeds from secondary listing....................................        --           --       22,310
                                                                       --------     --------     --------
         Cash provided by (used for) financing activities............    25,994      (10,816)      31,618
                                                                       --------     --------     --------
  Increase (decrease) in cash and cash equivalents...................  $ 26,393     $(24,415)    $  1,873
  Effect of exchange rate changes on cash and cash equivalents.......        --           --          (78)
  Cash and cash equivalents at beginning of period...................     2,774       29,167        4,751
                                                                       --------     --------     --------
         Cash and cash equivalents at end of period..................  $ 29,167     $  4,751     $  6,546
                                                                       ========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid (refunded) for:
    Interest.........................................................  $  1,579     $    779     $  2,482
    Income taxes.....................................................      (200)         297        2,656
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Equipment acquired under capital lease obligations.................       494        8,338       11,556
  Additional ordinary shares issued upon conversion of subordinated
    note debt........................................................     3,658           --           --
  Purchase of subsidiaries financed by issuance of
    600,000 ordinary shares valued at $6.67..........................     4,002           --           --
    66,908 ordinary shares valued at $14.019.........................        --           --          938
    238,684 ordinary shares valued at $27.262........................        --           --        6,507

                            See accompanying notes.

                         FLEXTRONICS INTERNATIONAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

     Flextronics International Ltd. was incorporated in the Republic of Singapore on May 31, 1990 as Flex Holdings Pte Limited. The subsidiary companies are located in Singapore, Malaysia, Hong Kong, the People's Republic of China, United Kingdom, Mauritius and the United States. The Company was incorporated to acquire the Asian and certain U.S. operations of Flextronics Inc. (the "Predecessor"). The Predecessor had been involved in contract manufacturing operations in Singapore since 1982, Hong Kong since 1983 and the People's Republic of China since 1987.

     The Company offers advanced contract manufacturing services to sophisticated original equipment manufacturers (OEMs) in the communications, computer, consumer and medical electronics industries. Flextronics offers a full range of services including microelectronics packages and printed circuit board
(PCB) assembly design and fabrication, material procurement, inventory management, PCB assembly, final systems box build and distribution.

     The Company's fiscal year-end is March 31. The Company follows accounting policies which are in accordance with principles generally accepted in the United States.

2. SUMMARY OF ACCOUNTING POLICIES

  Basics of presentation

     The accompanying consolidated financial statements include the accounts of Flextronics International Ltd. and its subsidiaries (together the "Company"), after elimination of all significant inter-company balances and transactions. Investments in affiliates owned 20% or more and corporate joint ventures in which the Company does not have control, but has the ability to exercise significant management influence over operating and financial policies, are accounted for by the equity method. Other securities and investments are generally carried at cost.

     All dollar amounts included in the financial statements and in the notes herein are U.S. dollars unless designated as Singapore dollars (S$).

  Foreign exchange

     The Company, with the exception of certain subsidiaries, considers the U.S. dollar as its functional currency. This is because the majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases, such as raw materials, are invoiced and paid in U.S. dollars.

     Accordingly, transactions in currencies other than the functional currency are measured and recorded in U.S. dollars using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded monetary balances that are denominated in currencies other than the functional currency are adjusted to reflect the rate at the balance sheet date. All gains and losses resulting from the translation of accounts designated in other than the functional currency are reflected in the determination of net income in the year in which they occur.

     For inclusion in the consolidated financial statements, all assets and liabilities of foreign subsidiaries having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate ruling at the balance sheet date and the results of these foreign subsidiaries are translated into U.S. dollars at the weighted average exchange rates. Exchange differences due to such currency translations are recorded in shareholders' equity.

                         FLEXTRONICS INTERNATIONAL LTD.

  Cash and cash equivalents

     For purposes of statement of cash flows, the Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Property and equipment

     Property and equipment is stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets (two to twenty-two years).

  Concentration of credit risk

     The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the communications, computer, consumer electronics and medical industries. Financial instruments which potentially subject the Company to concentration of credit risk are primarily accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in many different geographic locations throughout the world.

     The allowance for doubtful accounts the Company maintains is based upon the expected collectibility of all accounts receivable.

  Goodwill

     Goodwill represents the excess of the purchase price of acquired companies over the fair value of the net assets acquired. Goodwill is amortized on a straight line basis over the estimated life of the benefits received which ranges from ten to twenty-five years. On an annual basis, the Company evaluates recorded goodwill for potential impairment against the current and estimated undiscounted future operating income before goodwill amortization of the businesses to which the goodwill relates.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Intangible assets

     Intangible assets comprise technical agreements, patents, trademarks and identifiable intangible assets in a subsidiary's assembled work force, its favorable lease and its customer list.

     Technical agreements are being amortized on a straight line basis over periods not exceeding five years. Patents and trademarks are being amortized on a straight line basis over periods not exceeding seventeen years. The identifiable intangible assets in the subsidiary's assembled work force, its favourable lease and its customer list are amortized on a straight line basis over the estimated life of the benefits received of three years.

                         FLEXTRONICS INTERNATIONAL LTD.

  Inventories

     Inventories are stated at the lower of cost or market value. Cost is comprised of direct materials on a first-in-first-out basis and in the case of finished products and work-in-progress includes direct labor and attributable production overheads based on normal levels of activity. The components of inventories are as follows (in thousands):

                                                                            MARCH 31,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    Raw materials....................................................  $21,691     $42,202
    Work-in-process..................................................   10,249      14,049
    Finished goods...................................................      128         962
                                                                       -------     -------
                                                                        32,068      57,213
    Less: allowances -- for obsolescence.............................   (1,875)     (4,576)
                                                                       -------     -------
                                                                       $30,193     $52,637
                                                                       =======     =======

  Revenue recognition

     Revenue from product sales and services are recognized on delivery and acceptance of the goods.

  Income taxes

     Effective April 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS Statement No. 109, "Accounting for Income Taxes".

  Net Income per share

     Net income per share is computed using the weighted average number of Ordinary Shares and Ordinary Share equivalents outstanding during the respective periods. Ordinary Share equivalents include Ordinary Shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83, Ordinary Shares and Ordinary Share equivalents issued by the Company during the twelve-month period prior to the initial public offering have been included in the calculation of Ordinary Shares and Ordinary Share equivalents using the treasury stock method and the initial public offering price of $14 per share as if they were outstanding for all periods presented.

                                                              1994       1995        1996
                                                             ------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
    Supplemental net income/(loss) per share...............  $ 0.32     $  0.51     $ (1.39)
    Weighted average ordinary shares.......................   6,740      12,103      12,536

     Supplemental net income/(loss) per share is calculated in accordance with Accounting Principles Board Opinion No. 15 (APB 15). The supplemental net income/(loss) per share amounts are presented for comparison purposes because under APB 15 the effect of options is excluded from the net income/(loss) per share calculation if anti-dilutive, whereas, under SAB No. 83, such options are considered outstanding even if the effect of including them is anti-dilutive.

  Retroactive restatements

     The consolidated financial statements give retroactive effect to the acquisition of nCHIP, Inc. ("nCHIP") in January 1995 which was accounted for as a pooling of interest.

                         FLEXTRONICS INTERNATIONAL LTD.

  Financial statement prepared in accordance with accounting principles accepted in Singapore

     A separate financial statement for the same period has been prepared in accordance with accounting principles accepted in Singapore.

3. BANK BORROWINGS

  Line of Credit

     Three of the Company's subsidiaries have obtained from several banks working capital lines of credit, totalling approximately $48 million, representing overdraft facilities, bridging loan, short term cash advances, letters of credit and letters of guarantee and trust receipts. Interest on borrowings is charged within the range 5.75% to 7.125% per annum.

     The lines of credits are collateralized by:

          (a) negative pledge on assets of all the group entities;

          (b) corporate guarantees from the Company and its subsidiaries;

     These lines of credits require that the Company maintains certain financial ratios and other covenants. As of March 31, 1996, the Company was in compliance with its covenants.

     As of March 31, 1996, the Company had utilized the following credit facilities under the above lines of credit (in thousands):

    Short term cash advances...................................................  $14,379
    Letters of credits and guarantees..........................................  $ 1,003
                                                                                 =======

     The remaining unused portion of lines of credit total $32.5 million.

     The weighted average interest rates on borrowing are as follows:

                                                                              MARCH 31,
                                                                            --------------
                                                                            1995      1996
                                                                            -----     ----
    Interest on borrowings................................................  6.438%    6.41%

4. LONG TERM DEBT

     Long-term debt consisted of the following at March 31, 1996.

                                                                         1995      1996
                                                                         ----     -------
    Term loan at 4.5%..................................................  $ --     $   333
    Mortgage loans at 10.5%............................................    --       2,244
    Other loans at 8%..................................................     9       1,050
    Purchase obligation earnout........................................    --       3,125
                                                                         ----      ------
                                                                            9       6,752
    Less: current portion..............................................    (9)     (4,198)
                                                                         ----      ------
                                                                         $ --     $ 2,554
                                                                         ====      ======

     Maturities of long-term debt for the five years succeeding March 31, 1996 are $4,198,000 by March 31, 1997, $740,000 by March 31, 1998, $645,000 by March
31, 1999, $358,000 by March 31, 2000 and $358,000 by March 31, 2001.

     The purchase obligation earnout is contingent upon Astron Group Limited meeting certain pre-tax profit for the calendar year 1996.

                         FLEXTRONICS INTERNATIONAL LTD.

5. LEASE COMMITMENTS

  Capital Lease

     Following is a schedule by fiscal year, of future minimum lease payments under capital lease obligations for certain machinery and equipment, together with the present value of the net minimum lease payments (in thousands):

    Fiscal Years Ending March 31,
         1997..................................................................  $ 7,960
         1998..................................................................    5,987
         1999..................................................................    3,411
         2000..................................................................    1,472
         2001..................................................................      503
         Thereafter............................................................       --
                                                                                 -------
    Total installment payments.................................................   19,333
    Amount representing interest...............................................   (2,477)
                                                                                 -------
    Present value of net installation payments.................................   16,856
    Less: current portion......................................................    6,736
                                                                                 -------
    Long-term portion of capital lease.........................................  $10,120
                                                                                 =======

     Items costing $28,387,304 (1995: $15,993,603) with accumulated amortization $8,780,878 (1995: $4,168,453) purchased under capital leases have been included in machinery and equipment as of March 31, 1996. Lease amortization is included in depreciation expense.

  Operating Leases

     The Company leases some of its facilities under operating leases. Future minimum lease payments under operating leases with a term of more than one year are as follows (in thousands):

    Fiscal Years Ending March 31,
         1997...................................................................  $2,177
         1998...................................................................   1,782
         1999...................................................................   1,530
         2000...................................................................   1,147
         2001...................................................................     793
    Thereafter..................................................................   1,890
                                                                                  ------
                                                                                  $9,319
                                                                                  ======

     The facilities lease of one of the subsidiaries provides for escalating rental payments over the lease period. Rent expense is being recognized on a straight-line basis over the term of the lease period.

     Total operating lease expense for the Company was $1,263,019, $1,956,733 and $2,211,077 for the years ended March 31, 1994, 1995 and 1996 respectively.

6. CAPITAL COMMITMENTS

     One of the subsidiaries, Flextronics (Malaysia) Sdn. Bhd. has contracted to purchase $457,714 of fixed assets as of March 31, 1996. These fixed assets have not been delivered and are therefore not provided for in the accounts as of March 31, 1996.

                         FLEXTRONICS INTERNATIONAL LTD.

7. INCOME TAXES

     The domestic and foreign components of income (loss) before taxes are as follows:

                                                                      MARCH 31,
                                                           --------------------------------
                                                            1994        1995         1996
                                                           -------     -------     --------
                                                                    (IN THOUSANDS)
    Singapore............................................  $  (412)    $(1,529)    $(21,917)
    Foreign..............................................    2,801       9,148        8,296
                                                           -------     -------     --------
                                                           $ 2,389     $ 7,619     $(13,621)
                                                           =======     =======     ========

     Income tax expense consists of the following:

                                                                         MARCH 31,
                                                                 --------------------------
                                                                 1994      1995       1996
                                                                 ----     ------     ------
                                                                       (IN THOUSANDS)
    Current:
      Singapore................................................  $226     $  336     $1,441
      Foreign..................................................    89        860      2,266
                                                                 -----    -------    -------
                                                                   --                     -
                                                                  315      1,226      3,707
                                                                 -----    -------    -------
                                                                   --                     -
    Deferred:
      Singapore................................................   339        237         74
      Foreign..................................................    --         --         10
                                                                 -----    -------    -------
                                                                   --                     -
                                                                  339        237         84
                                                                 -----    -------    -------
                                                                   --                     -
                                                                 $654     $1,463     $3,791
                                                                 =======  =======    ========

     Total income tax expense differs from the amount computed by applying the Singapore statutory income tax rate of 26% (1995 and 1994: 27%) to income before taxes as follows:

                                                                        MARCH 31,
                                                              -----------------------------
                                                              1994       1995        1996
                                                              -----     -------     -------
                                                                     (IN THOUSANDS)
    Computed expected income taxes..........................  $ 654     $ 2,057     $(3,541)
    Effect of Singapore income tax incentives...............   (278)         --         (82)
    Effect of losses from non-incentive Singapore
      operations............................................    255         367       8,472
    Effect of foreign operations............................   (667)     (1,609)     (1,785)
    Non-deductible items:
      Amortization and goodwill and intangibles.............    113         205         270
      Loss on sale of investments...........................     --          --          69
      Joint venture losses..................................     --         216          --
    Others..................................................     29         227         388
                                                                        -------     --------
                                                              ------
                                                                  -
                                                                          1,463       3,791
                                                                 97
    Cumulative effect of March 31, 1993 of change from
      deferral method to liability method...................                 --          --
                                                                557
                                                                        -------     --------
                                                              ------
                                                                  -
                                                                        $ 1,463     $ 3,791
                                                              $ 654
                                                                        =======     ========
                                                              =======

                         FLEXTRONICS INTERNATIONAL LTD.

     The components of deferred income taxes are as follows (in thousands):

                                                                           MARCH 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Deferred tax liabilities:
      Fixed assets.................................................  $  1,466     $  1,365
      Others.......................................................       486          193
                                                                     --------     --------
                                                                        1,952        1,558
                                                                     --------     --------
    Deferred tax assets
      Provision for stock obsolescence.............................      (249)        (677)
      Provision for doubtful debts.................................      (180)        (343)
      Net operating losses carry forwards..........................   (11,032)     (11,020)
      Unabsorbed capital allowances carried forwards...............      (731)        (438)
      Investment allowance.........................................       (84)          --
      Others.......................................................      (118)        (699)
                                                                     --------     --------
                                                                      (12,394)     (13,177)
    Valuation allowance............................................    11,132       12,615
                                                                     --------     --------
    Net deferred tax liability.....................................  $    690     $    996
                                                                     ========     ========
    The net deferred tax liability is classified as follows:
      Non-current liability........................................  $    994     $  1,256
      Current asset................................................      (220)        (260)
      Non-current asset............................................       (84)          --
                                                                     --------     --------
                                                                     $    690     $    996
                                                                     ========     ========

     The Company has been granted the following tax incentives:

          (i) Investment allowance on approved fixed capital expenditure incurred within 5 years after August 1, 1990 subject to a maximum of $2,700,000 for its Singapore operations was granted by the Economic Development Board of Singapore. This investment allowance has been utilized by the Company to reduce taxable income of its Singapore subsidiary since 1991. This allowance is however fully utilized at the end of the year.

          (ii) Pioneer status granted to one of its Malaysian subsidiary for a period of 5 years under the Promotion of Investment Act, 1986. This pioneer incentive provides a tax exemption on manufacturing income of this subsidiary.

          (iii) Product Export Enterprise incentive for a lower rate for its China operations. The Company's operations in China is located in a "Special Economic Zone" an is an approved "Product Export Enterprise" which qualifies for a special corporate income tax rate of 10%. This special tax rate is subject to the Company exporting more than 70% of its total value of products manufactured in China. The Company's status as a Product Export Enterprise is reviewed annually by the Chinese government authorities.

     A portion of the Company's sales are carried out by its subsidiary in Labuan, Malaysia where the Company has opted to pay the Labuan tax authorities a fixed amount of $8,000 tax each year in accordance with the Labuan tax legislation. Also a portion of the Company's sales are carried out by its subsidiary, an offshore ordinary company, in Mauritius where the tax rate is at 0% for such companies.

                         FLEXTRONICS INTERNATIONAL LTD.

8. SHAREHOLDERS' EQUITY

  Exercise of Options

     During the year, certain employees exercised their options to purchase 304,201 Ordinary Shares at an exercise price of $0.77 to $14.50 per share.

 Acquisition of Flextronics International (UK) Limited ("FILUK") (formerly known as
  Assembly & Automation (Electronics) Limited)

     On April 12, 1995, the Company acquired all the outstanding stock of FILUK in exchange for $2,878,860 in cash and 66,908 Ordinary Shares of the Company, valued at $14.019 per share.

  Acquisition of Astron Group Limited ("Astron")

     On February 2, 1996, the Company acquired all the outstanding stock of Astron in exchange for $13,440,605 in cash; 238,684 Ordinary Shares of the Company, valued at $27.262 per share; issuance of a $10 million promissory note due one year after acquisition date; issuance of a $5 million promissory note due two years after acquisition date and the issuance of $10 million of Ordinary Shares of the capital of the Company on June 30, 1998. The promissory notes shall bear interest at the rate of 8% per annum.

  Foreign Currency Payments in the Company's subsidiaries operating in the People's Republic of China

     The Company's subsidiaries operating in the People's Republic of China are required to obtain approval from the relevant authorities when making foreign currency payments.

9. SHARE OPTION PLANS

     In July 1993, the Company adopted an Executives' Share Option Scheme ("SOS") and an Executives' Incentive Share Scheme ("ISS") for selected management employees of the Company. The Company granted stock options for 344,520 Ordinary Shares exercisable at $2.92 per share (fair market value at date of the grant) under the SOS and stock options for 54,618 Ordinary Shares at S$0.01 per share (fair market value at date of grant was $2.92 per share) under the ISS. In February 1994, 53,748 Ordinary Shares were issued due to the exercise of the options under ISS. During fiscal 1994, the Company amortized the full compensation expense of $159,303. In March 1994, 53,748 Ordinary Shares were issued due to the exercise of the options granted under ISS.

     On December 1, 1993, the Company adopted the 1993 Share Option Plan (the "Plan") that provides for the grant of incentive stock options, automatic option grants and non-statutory stock options to employees and other qualified individuals to purchase Ordinary Shares of the Company. At March 31, 1995, the Company had reserved 900,000 Ordinary Shares for issuance under the plan. In August 1995, the Company's 1993 Share Option Plan was amended to reserve an additional 600,000 Ordinary Shares for issuance and, in August 1996, was again amended to reserve an additional 500,000 Ordinary Shares for issuance.

     In January 1995, the Company acquired nCHIP and thereby assumed the existing nCHIP stock option plan and the employee stock options outstanding thereunder. The outstanding nCHIP employee stock options were converted into options to purchase approximately 345,389 of the Company's Ordinary Shares.

     As at March 31, 1996, options to purchase 1,327,000 Ordinary Shares at a weighted average exercise price of $12.63 per share were outstanding under the share option plans.

                         FLEXTRONICS INTERNATIONAL LTD.

     The following table presents the activity for options:

                                                          OPTIONS OUTSTANDING
                                           -------------------------------------------------
                                            OPTIONS
                                           AVAILABLE
                                           FOR GRANT       SHARES         PRICE PER SHARE
                                           ---------     ----------     --------------------
    BALANCE AT MARCH 31, 1994............    649,872        729,180        S$0.01 -- US$6.67
    nCHIP options converted to Flex
      options............................    345,389             --       US$0.77 -- US$4.74
    Options granted......................   (508,501)       508,501      US$0.77 -- US$16.75
    Options exercised....................         --       (143,699)      US$2.92 -- US$4.33
              Options cancelled..........     33,418        (33,418)     US$2.92 -- US$10.50
                                            --------      ---------      -------------------
    BALANCE AT MARCH 31, 1995............    520,178      1,060,564      US$2.92 -- US$16.75
    Increase in options available for
      grant..............................    600,000             --       S$0.01 -- US$35.75
    Options granted......................   (641,783)       641,783     US$14.75 -- US$35.75
    Options exercised....................         --       (304,201)     US$0.77 -- US$14.50
    Options cancelled....................     71,146        (71,146)     US$0.77 -- US$24.00
                                            --------      ---------      -------------------
    BALANCE AT MARCH 31, 1996............    549,541      1,327,000
                                            ========      =========

10. PROVISION FOR PLANT CLOSURE

     The provision for plant closure of $2,454,000 relates to the downsizing of the Malaysia and Shekou, China manufacturing operations. The provision includes $1 million provision for inventory exposure and $200,000 provision for doubtful debts related to one specific project in Malaysia. An amount of $1,254,000 associated with certain obsolete equipment at the Company's facilities in Malaysia and Shekou, China has been written off.

11. EXTRAORDINARY ITEM

     In July 1993, the Company recognized $416,000 of extraordinary gain in connection with the forgiveness of accrued interest on a subordinated note.

12. RELATED PARTY TRANSACTIONS

     For the year ended March 31, 1996, the Company had net sales of $2,132,972 to Metcal, Inc., a precision heating instrument company. Prior to becoming the Company's Chief Executive Officer in January 1994, Michael E. Marks was the President and Chief Executive Officer of Metcal, Inc. Michael E. Marks remained as a director of Metcal, Inc. during the year ended march 31, 1996.

     For the year ended March 31, 1995, the Company had net sales of $989,220 to Metcal, Inc.

     Following the acquisition of Astron, its Managing Director, Stephen JL Rees, was made a director of the Company on April 15, 1996. At the date of the Astron acquisition a loan of $2,908,000 to Mayfield International Limited ("Mayfield"), a company in which Stephen JL Rees has a beneficial interest, was outstanding. At March 31, 1996 the loan balance amounted to $2,085,082. The loan is secured by a corporate guarantee from Mayfield's holding company and it bears interest at 7.15% per annum, earning $26,911 in the period. Astron has also rented an office from Mayfield, and rentals charged to Astron during the period amounted to $34,669.

     In May 1993, Flextronics (Malaysia) Sdn. Bhd. sold plant and machinery to FlexTracker Sdn. Bhd. valued at $2,033,315. In December 1993, Flextronics (Malaysia) Sdn. Bhd. repurchased a portion of such plant and machinery from FlexTracker Sdn. Bhd. worth $251,654. The sale and purchase of plant and machinery represent the net book value recorded in the parties' books at the date of transfer. During the year

                         FLEXTRONICS INTERNATIONAL LTD.

ended March 1994, Flextronics (Singapore) Pte. Ltd. purchased $8,692,917 worth of materials on behalf of FlexTracker Sdn. Bhd. The transfer of these materials to FlexTracker Sdn. Bhd. was at original cost of the materials.

13. MERGERS, ACQUISITIONS AND STRATEGIC INVESTMENTS

  Current Year

     On April 12, 1995, the Company acquired all of the issued share capital of Assembly & Automation (Electronics) Limited, a private limited company incorporated in the UK that provides contract manufacture of electronics and telecommunications equipment, for a total consideration of $4.1 million by way of cash and the issuance of 66,908 Ordinary Shares. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets and liabilities assumed based upon their estimated fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $4.6 million of which $237,000 was allocated to intangible which are being amortized on a straight line basis over their estimated useful life of three years.

     Goodwill is amortized over twenty years.

     On February 2, 1996, the Company acquired all of the issued share capital of Astron Group Limited, a private limited company incorporated in the Hong Kong who is a manufacturer of circuit boards used in electronics and telecommunications, for a consideration of $45.6 million by way of cash; issuance of 238,864 Ordinary Shares and $10 million of Ordinary Shares of the Company on June 30, 1998; and the issuance of promissory notes bearing interest at 8%. The Company will pay an earnout of up to $12.5 million contingent upon Astron meeting certain pre-tax profit for calendar year 1996, and, in addition, to the $45.6 million the Company has included $3.125 million of the earnout as part of the purchase consideration. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets and liabilities assumed based upon their estimated fair market values at the date of acquisition. The valuation of Astron's In-process research & development was determined by an independent corporate valuation firm to be between $31 million to $37 million, and the Company has written off $31.6 million in the consolidated financial statements this year. An amount of $250,000 was allocated to intangibles which are being amortized on a straight line basis over their estimated useful life of three years.

     The Company has entered into consulting agreements with the former Chairman of Astron, which provide for an annual fee, plus a $15 million payment to be made and expensed on June 30, 1998 subject to certain terms and conditions to be met, which include continuation of employment and non-competition clauses.

     The consolidated financial statements contain the results of the acquired companies from the date of acquisition.

     The following unaudited pro forma information of the Company reflects the results of operations for the year ended March 31, 1995 and 1996 as if the acquisitions of Assembly & Automation (Electronics) Limited and Astron Group Limited had occurred as of April 1, 1994 and after giving effect to certain adjustments including amortizing of intangibles and goodwill. The unaudited pro forma information is based on acquired entities' results of operations for the years ended December 31, 1994 and 1995 as the fiscal year and of these entities and the rest of the group are non-coterminus. These pro forma results have been prepared for

                         FLEXTRONICS INTERNATIONAL LTD.

comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place at April 1, 1994 or of operating results which may occur in the future.

                                                                     YEAR ENDED MARCH 31,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                        PER SHARE DATE
                                                                          UNAUDITED)
    Net sales......................................................  $273,872     $466,039
    Net income/(loss)..............................................   (28,017)      13,413
    Net income/(loss) per share....................................     (2.26)        1.00

  Previous Years

     In January 1995, the Company acquired nCHIP by the issuance of 2,104,602 ordinary shares of S$0.01 par value each, in exchange for all of the outstanding capital of nCHIP. In addition, outstanding nCHIP employee stock options were converted into options to purchase approximately 345,389 of the Company's ordinary shares. The transaction was accounted for as a pooling of interest and therefore all prior period financial statements presented have been restated as if the acquisition took place at the beginning of such periods.

     nCHIP has a calendar year end and, accordingly, the nCHIP statement of income for the year ended December 31, 1993 have been combined with the Company's statement of income for the fiscal years ended March 1994. Effective April 1, 1994 nCHIP's fiscal year end has been changed from December 31 to March 31 to conform to the Company's fiscal year-end. Accordingly, nCHIP's operations for the three months ended March 31, 1994 including net sales of $2,302,218 and net loss of $595,868 have been excluded from consolidated results and have been reported as an adjustment to the April 1, 1994 consolidated retained earnings.

     Separate results of operations for the period prior to the acquisition are as follows:

                                                                                    UNAUDITED
                                                                   FISCAL YEAR     NINE MONTHS
                                                                      ENDED           ENDED
                                                                    MARCH 31,      DECEMBER 31,
                                                                      1994             1994
                                                                   -----------     ------------
                                                                          (IN THOUSANDS)
    Net sales
      Company....................................................   $  122,948       $163,249
      nCHIP......................................................        8,397          7,623
                                                                      --------       --------
      Combined...................................................   $  131,345       $170,872
                                                                      ========       ========
    Net income
      Company....................................................   $    2,896       $  7,626
      nCHIP......................................................         (745)        (3,400)
                                                                      --------       --------
      Combined...................................................   $    2,151       $  4,226
                                                                      ========       ========
    Other changes in shareholders' equity
      Company....................................................   $   50,098       $   (144)
      nCHIP......................................................            9          5,287
                                                                      --------       --------
      Combined...................................................   $   50,107       $  5,143
                                                                      ========       ========

                         FLEXTRONICS INTERNATIONAL LTD.

     As of December 20, 1994, the Company had a 49% interest in FlexTracker and accounted for this investment using the equity method. On December 30, 1994, the Company acquired the net assets (except the $1.0 million loan made by the joint venture partner, HTS, to FlexTracker) for approximately $3.3 million.

     On March 1, 1994, the Company acquired all of the outstanding stock of Relevant, a company that provides high value-added, high quality, just-in-time manufacturing services to original equipment manufacturers in the computer and electronics industry, for approximately $4.0 million. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. Such allocated has been based on the valuation by an independent corporate valuation firm. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $2.4 million and are being amortized on a straight-line basis over their estimated useful life of twenty-five years

     The operating results of Relevant are included in the Company's consolidated results of operations from the date of acquisition.

     The following unaudited pro forma information of the Company reflects the results of operations for the years ended March 31, 1994 and 1995 as if the acquisitions of nCHIP, the net assets and business of Flextracker and Relevant had occurred as of April 1, 1993 and after giving effect to certain adjustments including amortization of intangibles and goodwill. The unaudited pro forma information is based on certain acquired entities' results of operations for the years ended December 31, 1993 and 1994 as the fiscal year end of these entities and the rest of the group are not co-terminus. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually took place at April 1, 1993 or of operating results which may occur in the future.

                                                                     YEAR ENDED MARCH 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
                                                                     (IN THOUSANDS, EXCEPT
                                                                        PER SHARE DATE
                                                                          UNAUDITED)
    Net Sales......................................................  $155,349     $255,733
    Net income before Extraordinary Gain...........................        92        4,301
    Net income after Extraordinary Gain............................       508        4,301
    Net income per share...........................................      0.07         0.36

14. SEGMENT REPORTING

     The Company operates in one primary business segment -- providing sophisticated electronics assembly and turnkey manufacturing services to a select group of original equipment manufacturers engaged in the computer, medical, consumer electronics and communications industries. Sales to major customers who accounted for more than 10% of net sales were as follows:

                                                                         MARCH 31,
                                                                ---------------------------
                                                                 1994      1995      1996
                                                                ------    ------    -------
    CUSTOMER
    Visioneer.................................................   0.44%     1.70%     13.14%
    Lifescan..................................................   22.8%     20.1%     14.10%
    IBM.......................................................   14.4%      7.7%      2.80%
    Global Village............................................      --     4.50%     10.50%

                         FLEXTRONICS INTERNATIONAL LTD.

     Sales for similar classes of products within the Company's business segment is presented below (in thousands):

                                                                     MARCH 31,
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    PRODUCT TYPE
    Medical............................................  $ 30,076     $ 49,152     $ 78,322
    Computer, computer peripherals and
      telecommunications...............................    64,865      120,818      285,881
    Industrial.........................................        --           --        9,664
    Consumer products..................................    15,792       47,515       23,858
    MCMs...............................................     8,397       11,847       19,817
    Disk drive/tape drive..............................     4,331           --           --
    Others.............................................     7,884        8,054       30,804
                                                         --------     --------     --------
                                                         $131,345     $237,386     $448,346
                                                         ========     ========     ========

     A summary of the Company's operations by geographical area for the three years ended March 31, 1994, 1995 and 1996 was as follows (in thousands):

                                                                         MARCH 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
NET SALES:
  Singapore:
     Unaffiliated customers
       Domestic............................................  $ 29,151     $  3,596     $    653
       Export..............................................        --        7,358        9,277
     Intercompany..........................................    32,849       67,572       77,899
                                                             --------     --------     --------
                                                               62,000       78,526       87,829
  Hong Kong/China and Malaysia:
     Unaffiliated customers
       Domestic............................................     6,452       17,757       11,838
       Export..............................................    83,668      158,169      204,850
     Intercompany..........................................    21,415       29,356       60,780
                                                             --------     --------     --------
                                                              111,535      205,282      277,468
  USA/UK:
     Unaffiliated customers
       Domestic............................................    12,074       50,506      207,961
       Export..............................................        --           --       13,767
       Intercompany........................................        --           --           27
                                                             --------     --------     --------
                                                               12,074       50,506      221,755
  Eliminations.............................................   (54,264)     (96,928)    (138,706)
                                                             --------     --------     --------
                                                             $131,345     $237,386     $448,346
                                                             ========     ========     ========

                         FLEXTRONICS INTERNATIONAL LTD.

                                                                         MARCH 31,
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Income (loss) from operations:
  Singapore................................................  $    553     $     90     $(27,674)
  Hong Kong/China and Malaysia.............................     2,913       11,392       12,843
  USA/UK...................................................       369       (1,275)       3,056
                                                             --------     --------     --------
                                                             $  3,835     $ 10,207     $(11,775)
                                                             ========     ========     ========
Identifiable assets:
  Singapore................................................  $ 46,115     $ 23,426     $ 31,998
  Hong Kong/China and Malaysia.............................    49,956       66,315       97,977
  USA/UK...................................................     7,058       26,376       84,613
                                                             --------     --------     --------
                                                             $103,129     $116,117     $214,588
                                                             ========     ========     ========

     Geographic revenue transfers are based on selling prices to unaffiliated companies, less discounts. Income (loss) from operations is net sales less operating expenses, goodwill amortization and provision for plant closings, but prior to interest or other expenses and income taxes.

     The Company's subsidiaries, with the exception of Astron Group Limited, are interdependent and are not managed for stand alone results. Certain operational functions for the entire Company, such as marketing and administration, may be carried out by a subsidiary in one country. In addition, the Company may from time to time shift responsibilities from a subsidiary in one country to a subsidiary in another country, thereby changing the operating results of the impacted subsidiaries but not the Company as a whole. For these reasons, the Company believes that changes in results of operations in the individual countries in which it operates are not necessarily reflective of material changes in the Company's overall results.

                         FLEXTRONICS INTERNATIONAL LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                         MARCH
                                                                       DECEMBER 31,       31,
                                                                           1996          1996*
                                                                       ------------     --------
                                                                       (UNAUDITED)

                                                                            (IN THOUSANDS,
                                                                       EXCEPT PER SHARE AMOUNTS)
ASSETS
Current Assets
  Cash...............................................................    $ 13,578       $  6,546
  Accounts receivable, net...........................................      67,194         78,114
  Inventories -- Note B..............................................      45,262         52,637
  Other current assets...............................................       4,343          4,087
                                                                         --------       --------
  Total current assets...............................................     130,377        141,384
                                                                         --------       --------
Property and equipment
  At cost............................................................     110,716         98,998
  Accumulated depreciation...........................................     (39,715)       (37,896)
                                                                         --------       --------
  Net property and equipment.........................................      71,001         61,102
                                                                         --------       --------
Other non-current assets.............................................      16,556         12,102
                                                                         --------       --------
TOTAL ASSETS.........................................................    $217,934       $214,588
                                                                         ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Bank borrowings....................................................    $  5,710       $ 14,379
  Current portion of capital lease and long-term debt................      21,908         20,934
  Accounts payable...................................................      59,500         64,625
  Other current liabilities..........................................      17,054         13,770
                                                                         --------       --------
  Total current liabilities..........................................     104,172        113,708
                                                                         --------       --------
Long term debt, less current portion.................................      18,985         17,554
Capital leases, less current portion.................................       9,034         10,120
Deferred income taxes................................................       1,256          1,256
Notes payable to shareholders........................................         400            686
Minority interest....................................................         485            485
Shareholders' equity
  Ordinary shares, S$0.01 par value:
     Authorized -- 100,000,000 shares at March 31, 1996 and December
      31, 1996
     Issued and outstanding -- 13,213,289 shares at March 31, 1996
      and 13,581,791 shares at December 31, 1996.....................          87             85
  Additional paid-in capital.........................................      94,652         93,634
  Accumulated deficit................................................     (11,137)       (22,940)
                                                                         --------       --------
  Total shareholders' equity.........................................      83,602         70,779
                                                                         --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................    $217,934       $214,588
                                                                         ========       ========

---------------
* The balance sheet at March 31, 1996 has been derived from audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

           See notes to condensed consolidated financial statements.

                         FLEXTRONICS INTERNATIONAL LTD.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                          THREE MONTHS ENDED
                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                              (UNAUDITED)

                                                                         (IN THOUSANDS, EXCEPT
                                                                          PER SHARE AMOUNTS)
Net sales..............................................................  $121,525     $131,816
Costs and expenses:
  Cost of sales........................................................   111,477      119,996
  Selling, general and administrative expenses.........................     6,922        4,989
  Goodwill and intangible amortization.................................       288          264
  Provision for plant closings.........................................     2,321            0
  Interest expense and other, net......................................        78          354
                                                                         --------     --------
                                                                          121,086      125,603
  Income before income taxes...........................................       439        6,213
  Provision for income taxes...........................................       371        1,211
                                                                         --------     --------
Net income after income taxes..........................................  $     68     $  5,002
                                                                         ========     ========
Earnings per share:
  Net income per share.................................................  $   0.01     $   0.37
                                                                         --------     --------
Weighted average ordinary shares and equivalents.......................    14,470       13,702
                                                                         ========     ========

           See notes to condensed consolidated financial statements.

                         FLEXTRONICS INTERNATIONAL LTD.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                           NINE MONTHS ENDED
                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                         PER SHARE AMOUNTS)
Net sales..............................................................  $362,264     $322,645
Costs and expenses:
  Cost of sales........................................................   325,827      293,461
  Selling, general and administrative expenses.........................    19,101       13,255
  Goodwill and intangible amortization.................................       863          783
  Provision for plant closings.........................................     2,321            0
  Interest expense and other, net......................................     1,450        1,121
                                                                         --------     --------
                                                                          349,562      308,620
  Income before income taxes...........................................    12,702       14,025
  Provision for income taxes...........................................     2,166        2,399
                                                                         --------     --------
Net income after income taxes..........................................  $ 10,536     $ 11,626
                                                                         ========     ========
Earnings per share:
  Net income per share.................................................  $   0.73     $   0.89
                                                                         ========     ========
Weighted average ordinary shares and equivalents.......................    14,377       13,130
                                                                         ========     ========

           See notes to condensed consolidated financial statements.

                         FLEXTRONICS INTERNATIONAL LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                           NINE MONTHS ENDED
                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                         (IN THOUSANDS)
Net cash provided by (used for) operating activities...................  $ 40,097     $(10,894)
Investing activities:
  Purchases of property and equipment..................................   (17,857)     (18,542)
  Proceeds from sale of property and equipment.........................       732          103
  Payment for business acquired, net of cash acquired..................         0       (3,116)
  Investment...........................................................    (3,000)           0
                                                                         --------     --------
Net cash used for investing activities.................................   (20,125)     (21,555)
                                                                         --------     --------
Financing activities:
  Borrowings from (repayment) to banks.................................    (8,645)       8,225
  Source (repayment) of capital lease obligations......................    (4,851)       3,023
  Source (repayment) of long-term debt.................................       574        1,947
  Repayment of loan from related party.................................     1,381            0
  Loan made to related party...........................................    (1,938)
  Net proceeds from issuance of share capital..........................       825       22,929
  Payment of secondary public offering expenses and
     nCHIP financing expenses..........................................         0            0
  Investment...........................................................
  Repayment of notes payable...........................................      (286)         (23)
                                                                         --------     --------
Net cash provided by (used for) financing activities...................   (12,940)      36,101
                                                                         --------     --------
Net increase in cash...................................................     7,032        3,652
Cash, beginning of period..............................................     6,546        4,751
                                                                         --------     --------
Cash, end of period....................................................  $ 13,578     $  8,403
                                                                         ========     ========

           See notes to condensed consolidated financial statements.

                         FLEXTRONICS INTERNATIONAL LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                               DECEMBER 31, 1996

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended December 31, 1996 are not necessarily indicative of the results that may be expected for the year ended March 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere herein for the year ended March 31, 1996.

NOTE B -- INVENTORIES

     The components of inventory consist of the following:

                                                                   DECEMBER 31,     MARCH 31,
                                                                       1996           1996
                                                                   ------------     ---------
                                                                   (IN THOUSANDS)
    Raw materials................................................    $ 40,610        $42,202
    Work-in-process..............................................       9,573         14,049
    Finished goods...............................................       1,028            962
                                                                      -------        -------
                                                                     $ 51,211        $57,213
    Less: Allowance for obsolescence.............................      (5,949)        (4,576)
                                                                      -------        -------
                                                                     $ 45,262        $52,637
                                                                      =======        =======

NOTE C -- ACQUISITION

     On November 25, 1996, the Company acquired Fine Line Printed Circuit Design Inc. ("Fine Line"), a circuit board layout and prototype operation located in San Jose, California. The acquisition was accounted for as a pooling of interests and the Company has issued 223,321 Ordinary Shares of S$0.01 par value per share in exchange for all of the outstanding capital stock of Fine Line. Prior period financial statements were not restated because the financial results of Fine Line did not have a material impact on the consolidated result.

     On December 20, 1996, the Company acquired 40% of FICO Investment Holding's Limited ("FICO") for $5.2 million, of which $3.0 million was paid in December 1996 and the balance is due in April 1997. The Company has an option to purchase the remaining 60% of FICO in 1998 and the consideration for the remaining 60% is dependent on the financial performance of FICO for period ending December 31, 1997. FICO produces injection molded plastics for electronics companies with manufacturing facilities in Shenzhen, China.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Acquisition of Karlskrona
  Facilities..........................    5
The Company...........................    6
Risk Factors..........................    7
Enforcement of Civil Liabilities......   14
Use of Proceeds.......................   14
Dividends.............................   14
Price Range of Ordinary Shares........   15
Capitalization........................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   26
Management............................   35
Principal Shareholders................   37
Description of Capital Shares.........   39
Taxation..............................   42
Underwriting..........................   44
Certain Legal Matters.................   45
Experts...............................   45
Consolidated Financial Statements.....  F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                1,750,000 SHARES

                                     [LOGO]

                                ORDINARY SHARES
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                             MONTGOMERY SECURITIES

                                COWEN & COMPANY

                              SALOMON BROTHERS INC

                                 UBS SECURITIES
                          Dated                , 1997
---------------------------------------------------
---------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                 [SUBSTITUTE PAGE FOR INTERNATIONAL PROSPECTUS]

                    SUBJECT TO COMPLETION FEBRUARY 12, 1997

                           1,750,000 ORDINARY SHARES

                                     [LOGO]

     All of the 1,750,000 Ordinary Shares offered hereby are being sold by Flextronics International Ltd. ("Flextronics" or the "Company"). Of the 1,750,000 Ordinary Shares offered hereby 437,500 shares initially are being offered outside the United States and Canada by the International Managers and 1,312,500 shares initially are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters. The public offering price and the underwriting discount per share are identical for both of the offerings. See "Underwriting."

     The Company's Ordinary Shares are quoted on the Nasdaq National Market under the symbol "FLEXF." On February 11, 1997, the last reported sale price for the Ordinary Shares was $26 1/4 per share. See "Price Range of Ordinary Shares."

     SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE ORDINARY SHARES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

                                    Price to         Underwriting        Proceeds to
                                     Public           Discount(1)        Company(2)
----------------------------------------------------------------------------------------
Per Share......................          $                 $                  $
Total(3).......................          $                 $                  $
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the International Managers and the U.S. Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $360,000.

(3) The Company has granted to the International Managers and the U.S. Underwriters 30-day options to purchase up to 65,625 and 196,875 additional Ordinary Shares, respectively, in each case solely to cover over-allotments, if any. If these options are exercised in full, the Price to Public will
    total $           , the Underwriting Discount will total $           , and
    the Proceeds to Company will total $           .

      The Ordinary Shares are offered by the International Managers and the U.S. Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor
at the office of Montgomery Securities on or about                 , 1997.
                            ------------------------

UBS LIMITED
           MONTGOMERY SECURITIES
                      COWEN & COMPANY
                                          SALOMON BROTHERS INTERNATIONAL LIMITED

             The date of this Prospectus is                , 1997.

                 [SUBSTITUTE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     The underwriters named below (the "International Managers") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "International Underwriting Agreement") by and among the Company and the International Managers, to purchase from the Company the number of Ordinary Shares indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The International Underwriting Agreement provides that the obligations of the International Managers are subject to certain conditions precedent and that the International Managers are committed to purchase all of the Ordinary Shares offered hereby (other than those covered by the International Managers' over-allotment option described below) if they purchase any.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    UBS Limited...............................................................
    Montgomery Securities.....................................................
    Cowen & Company...........................................................
    Salomon Brothers International Limited....................................
                                                                                ---------
              Total...........................................................    437,500
                                                                                =========

     The Company also has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, and concurrently with the sale of 437,500 Ordinary Shares to the International Managers, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 1,312,500 Ordinary Shares. The offering price per share and the total underwriting discount per share are identical under the International Underwriting Agreement and the U.S. Underwriting Agreement.

     In the International Underwriting Agreement and the U.S. Underwriting Agreement, the International Managers and the U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Ordinary Shares being sold pursuant to each such Agreement if any of the Ordinary Shares being sold pursuant to each such Agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters may be increased. The purchases of Ordinary Shares by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain banks, brokers and dealers (the "Selling Group") at
such price less a concession not in excess of      per share, and the
International Managers may allow, and the members of the Selling Group may reallow, with the consent of Montgomery Securities, a discount not in excess of
$     per share to other International Managers or to other members of the
Selling Group. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted to the International Managers an over-allotment option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 65,625 additional Ordinary Shares at the same price per share as the initial shares to be purchased by the International Managers. The International Managers may exercise such option only to cover over-allotments made in the sale of the Ordinary Shares that the International Managers have agreed to purchase. To the extent the International Managers exercise such option, each International Manager will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Company has also granted an option to the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 196,875 additional Ordinary Shares to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The International Managers and the U.S. Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the

                 [SUBSTITUTE PAGE FOR INTERNATIONAL PROSPECTUS]

Intersyndicate Agreement, sales may be made between the International Managers and the U.S. Underwriters of such number of Ordinary Shares as may be mutually agreed. The prices of any Ordinary Shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Ordinary Shares will not offer to sell or sell Ordinary Shares to persons who are non-United States or Canadian persons or to persons they believe intend to resell to persons who are non-United States or Canadian persons, and the International Managers and any dealer to whom they sell Ordinary Shares will not offer to sell or sell Ordinary Shares to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.

     The International Underwriting Agreement provides that the Company will indemnify the International Managers against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the International Managers may be required to make in respect thereof.

     The Company has agreed, following completion of this offering, not to issue, offer, sell, contract to sell or otherwise dispose of any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares without the prior written consent of Montgomery Securities for a period of 90 days after the date of this Prospectus, except that the Company may, without such consent, (i) grant options pursuant to its existing employee benefit plans or issue Ordinary Shares upon exercise of outstanding stock options, and (ii) issue Ordinary Shares in connection with acquisitions. The officers and directors of the Company have agreed that they will not sell more than an aggregate of 85,000 Ordinary Shares without the prior written consent of Montgomery Securities for a period of 90 days after the date of this Prospectus.

     Each International Manager has agreed that (i) it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares offered hereby in the United Kingdom by means of any document except in circumstances which do not constitute an offer to the public for the purposes of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by it in relation to the Ordinary Shares in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Ordinary Shares if that person is of a kind who falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996.

     In connection with this offering, certain U.S. Underwriters and selling group members may engage in passive market making transactions in the Ordinary Shares on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Ordinary Shares during a specified period and must be discontinued for any day in which such limit is reached. Passive market making may stabilize the market price of the Ordinary Shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                             CERTAIN LEGAL MATTERS

     The validity of the Ordinary Shares offered hereby will be passed upon on behalf of the Company by Allen & Gledhill, Singapore, legal advisors to the Company, and on behalf of the Underwriters by Arfat Selvam & Gunasingham, Singapore legal advisors to the Underwriters. Certain United States legal matters in connection with this offering will be passed upon for the Company by Fenwick & West LLP and for the Underwriters by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, a Professional Corporation.

                 [SUBSTITUTE PAGE FOR INTERNATIONAL PROSPECTUS]

                                    EXPERTS

     The consolidated financial statements and schedules of Flextronics at March 31, 1994, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 included in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such Firm as experts in accounting and auditing.

     The financial statements and schedules of Astron at December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference into this Prospectus and Registration Statement have been audited by Deloitte Touche Tomatsu International, independent auditors, as set forth in their report thereon incorporated by reference herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements and schedules of A&A as of June 30, 1993 and 1994 and for each of the two years in the period ended June 30, 1993 and for the eighteen month period ended December 31, 1994 incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 [SUBSTITUTE PAGE FOR INTERNATIONAL PROSPECTUS]

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
Acquisition of Karlskrona
  Facilities..........................    5
The Company...........................    6
Risk Factors..........................    7
Enforcement of Civil Liabilities......   14
Use of Proceeds.......................   14
Dividends.............................   14
Price Range of Ordinary Shares........   15
Capitalization........................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   26
Management............................   35
Principal Shareholders................   37
Description of Capital Shares.........   39
Taxation..............................   42
Underwriting..........................   44
Certain Legal Matters.................   45
Experts...............................   45
Consolidated Financial Statements.....  F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                1,750,000 SHARES

                                     [LOGO]

                                ORDINARY SHARES
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                                  UBS LIMITED

                             MONTGOMERY SECURITIES

                                COWEN & COMPANY

                                SALOMON BROTHERS
                             INTERNATIONAL LIMITED
                          Dated                , 1997
---------------------------------------------------
---------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the Ordinary Shares being registered. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

    Securities and Exchange Commission registration fee.......................  $ 16,085
    NASD filing fee...........................................................     5,808
    Nasdaq National Market filing fee.........................................    17,500
    Accounting fees and expenses..............................................    35,000
    Legal fees and expenses...................................................   200,000
    Printing..................................................................    75,000
    Blue sky fees and expenses................................................    10,000
    Miscellaneous.............................................................       607
                                                                                   -----
              Total...........................................................  $360,000
                                                                                   =====

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 155 of the Company's Articles of Association provides that, subject to the Companies Act, every director or officer shall be entitled to be indemnified by the Company against all liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and (i) in which judgment is given in his favor (or the proceedings otherwise disposed of without finding or admission of any material breach of duty), (ii) in which he is acquitted or (iii) in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court and further, that no director or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for the Company or for the insufficiency or deficiency of any security upon which any of the monies of the Company are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects are deposited or for any other loss or misfortune which happens in the execution of his duties unless the same happens through his own negligence, willful default, breach of duty or breach of trust. Section 172 of the Companies Act prohibits a company from indemnifying its directors or officers against liability which by law would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to a Company, except to the extent permitted under Article 155 of the Company's Articles of Association, and any such indemnity is void and unenforceable. The Company has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Company's officers and directors with indemnification to the maximum extent permitted by the Companies Act.

     The Company has obtained a policy of directors' and officers' liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT
NUMBER                                       EXHIBIT TITLE
------    ------------------------------------------------------------------------------------
  1.1     Form of U.S. Underwriting Agreement*.
  1.2     Form of International Underwriting Agreement*.
  2.1     Agreement and Plan of Reorganization dated as of September 12, 1994 among the
          Registrant, nCHIP Acquisition Corporation and nCHIP (the "Reorganization
          Agreement"). Certain
          Disclosure Schedules of nCHIP and the Registrant setting forth various exceptions to the representations and warranties pursuant to the Reorganization Agreement have been omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. (Incorporated by reference to Exhibits 2.1 through 2.6 of the Registrant's registration statement on Form S-4, No. 33-85842.)
  2.2     Amendment No. 1 to the Reorganization Agreement dated as of December 8, 1994 among the Registrant, nCHIP Acquisition Corporation and nCHIP. (Incorporated by reference to Exhibit 2.7 of the Registrant's registration statement on Form S-4, No.
          33-85842.)
  2.3     Share Purchase Agreement dated as of April 12, 1995 among the Registrant, A&A and all of the shareholders of A&A. (Incorporated by reference to Exhibit 2.1 of the
          Registrant's Current Report on Form 8-K for the event reported on April 12, 1995.)
  2.4     Asset Sale Agreement dated December 29, 1994 between FlexTracker Sdn. Bhd. and
          Flextronics Malaysia Sdn. Bhd. (Incorporated by reference to Exhibit 10.19 of the
          Registrant's registration statement on Form S-4, No. 33-85842.)
  2.5     Agreement among the Registrant, Alberton Holdings Limited and Omac Sales Limited
          dated as of January 6, 1996. (Incorporated by reference to Exhibit 2.1 of the
          Registrant's Current Report on Form 8-K for the event reported on February 2, 1996.)
  2.6     Asset Transfer Agreement between Ericsson Business Networks AB and Flextronics
          International Sweden AB dated as February 12, 1997. Certain schedules have been omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  3.1     Memorandum of Association of the Registrant. (Incorporated by reference to Exhibit
          3.1 of the Registrant's registration statement on Form S-1, No. 33-74622.)
  3.2     Articles of Association of the Registrant. (Incorporated by reference to Exhibit 3.2 of the Registrant's registration statement on Form S-4, No. 33-85842.)
  5.1     Opinion and Consent of Allen & Gledhill with respect to the Ordinary Shares being registered*.
 11.1     Statement regarding computation of per share earnings.*
 23.1     Consent of Ernst & Young.
 23.2     Consent of Allen & Gledhill (included in Exhibit 5.1).
 23.3     Consent of Deloitte Touche Tomatsu International.*
 23.4     Consent of Coopers & Lybrand.
 24.1     Power of Attorney (included in the signature page of this Registration Statement).

---------------

*To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on February 12, 1997.

                                          FLEXTRONICS INTERNATIONAL LTD.

                                          By:      /s/ MICHAEL E. MARKS

                                            ------------------------------------
                                                      Michael E. Marks
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael E. Marks and Goh Chan Peng and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including any and all amendments, including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                SIGNATURE                                TITLE                      DATE
------------------------------------------  -------------------------------  ------------------

           /s/ MICHAEL E. MARKS             Chairman of the Board, and       February 12, 1997
------------------------------------------  Chief Executive Officer
             Michael E. Marks               (principal executive officer)

            /s/ TSUI SUNG LAM               President, Chief Operating       February 12, 1997
------------------------------------------  Officer and Director
              Tsui Sung Lam

            /s/ GOH CHAN PENG               Chief Financial Officer          February 12, 1997
------------------------------------------  (principal financial and
              Goh Chan Peng                 accounting officer)
          /s/ ROBERT R.B. DYKES             Director                         February 12, 1997
------------------------------------------
            Robert R.B. Dykes

         /s/ BERNARD J. LACROUTE            Director                         February 12, 1997
------------------------------------------
           Bernard J. Lacroute

          /s/ MICHAEL J. MORITZ             Director                         February 12, 1997
------------------------------------------
            Michael J. Moritz

          /s/ STEPHEN J.L. REES             Chairman, Astron Group Limited   February 12, 1997
------------------------------------------  Director
            Stephen J.L. Rees

           /s/ RICHARD L. SHARP             Director                         February 12, 1997
------------------------------------------
             Richard L. Sharp

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                              DOCUMENT DESCRIPTION                                 PAGE
------   --------------------------------------------------------------------------  ------------
  1.1    Form of U.S. Underwriting Agreement*.
  1.2    Form of International Underwriting Agreement*.
  2.1    Agreement and Plan of Reorganization dated as of September 12, 1994 among the Registrant, nCHIP Acquisition Corporation and nCHIP (the
         "Reorganization Agreement"). Certain Disclosure Schedules of nCHIP and the
         Registrant setting forth various exceptions to the representations and warranties pursuant to the Reorganization Agreement have been omitted. The
         Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. (Incorporated by reference to Exhibits 2.1 through 2.6 of the Registrant's registration statement on Form S-4, No.
         33-85842.)
  2.2    Amendment No. 1 to the Reorganization Agreement dated as of December 8,
         1994 among the Registrant, nCHIP Acquisition Corporation and nCHIP.
         (Incorporated by reference to Exhibit 2.7 of the Registrant's registration statement on Form S-4, No. 33-85842.)
  2.3    Share Purchase Agreement dated as of April 12, 1995 among the Registrant,
         A&A and all of the shareholders of A&A. (Incorporated by reference to
         Exhibit 2.1 of the Registrant's Current Report on Form 8-K for the event reported on April 12, 1995.)
  2.4    Asset Sale Agreement dated December 29, 1994 between FlexTracker Sdn. Bhd.
         and Flextronics Malaysia Sdn. Bhd. (Incorporated by reference to Exhibit
         10.19 of the Registrant's registration statement on Form S-4, No.
         33-85842.)
  2.5    Agreement among the Registrant, Alberton Holdings Limited and Omac Sales
         Limited dated as of January 6, 1996. (Incorporated by reference to Exhibit
         2.1 of the Registrant's Current Report on Form 8-K for the event reported on February 2, 1996.)
  2.6    Asset Transfer Agreement between Ericsson Business Networks AB and
         Flextronics International Sweden AB dated as February 12, 1997. Certain schedules have been omitted. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  3.1    Memorandum of Association of the Registrant. (Incorporated by reference to
         Exhibit 3.1 of the Registrant's registration statement on Form S-1, No.
         33- 74622.)
  3.2    Articles of Association of the Registrant. (Incorporated by reference to
         Exhibit 3.2 of the Registrant's registration statement on Form S-4, No.
         33-85842.)
  5.1    Opinion and Consent of Allen & Gledhill with respect to the Ordinary
         Shares being registered*.
 11.1    Statement regarding computation of per share earnings.*
 23.1    Consent of Ernst & Young.
 23.2    Consent of Allen & Gledhill (included in Exhibit 5.1).
 23.3    Consent of Deloitte Touche Tomatsu International.*
 23.4    Consent of Coopers & Lybrand.
 24.1    Power of Attorney (included in the signature page of this Registration
         Statement).

---------------

*To be filed by amendment.